Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

TOWER INTERNATIONAL, INC.

at

$31.00 PER SHARE

by

TIGER MERGER SUB, INC.

a wholly-owned subsidiary of

AUTOKINITON US HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 13, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “EXPIRATION TIME”).

Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Tower International, Inc., a Delaware corporation (“Tower” or the “Company”), at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Parent is controlled by certain private equity funds for which KPS Investors IV, Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into Tower, with Tower surviving as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than each Share (i) held in treasury by Tower, (ii) owned, directly or indirectly, by Tower, Parent, the Offeror (including any Shares acquired in the Offer) or any of their respective subsidiaries and (iii) held by any stockholder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding, without interest. As a result of the Merger, the Shares will cease to be publicly traded, and Tower will become a wholly-owned subsidiary of Parent.

The Board of Directors of Tower unanimously (a) determined that it is advisable and in the best interests of Tower and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, are fair to and in the best interests of Tower and its stockholders, (c) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, in each case, in accordance with the DGCL, (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (e) recommended that the stockholders of Tower accept the Offer and tender their Shares in and pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the number of Shares validly tendered and not properly withdrawn prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror and its affiliates, representing at least one Share more than 50% of the then outstanding Shares; (b) the absence of any law or order issued by a governmental authority that prohibits, restrains or enjoins the consummation of the Offer or the Merger and (c) the completion of the Marketing Period (as defined in this Offer to Purchase). See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents,” Section 12—“Sources and Amount of Funds” and Section 13—“Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

August 15, 2019

Important

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary and Paying Agent”) by the Expiration Time, you may tender your Shares to the Offeror pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares.”

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * *

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the “Information Agent” for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov.

* * *

Neither the SEC nor any state securities commission has approved or disapproved of the Offer or passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

* * *

No person has been authorized to give any information or to make any representation on behalf of Parent, the Offeror or KPS IV not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, the Offeror, KPS IV, the Depositary and Paying Agent or the Information Agent for the purpose of the Offer.

i

Summary Term Sheet

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or in the related Letter of Transmittal (the “Letter of Transmittal”, which together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Tower International, Inc., a Delaware corporation (“Tower” or the “Company”), contained herein and elsewhere in this Offer to Purchase has been provided to Parent (as defined below) and the Offeror (as defined below) by Tower or has been taken from, or is based upon, publicly available documents or records of Tower on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and the Offeror have not independently verified the accuracy and completeness of such information. Parent and the Offeror have no knowledge that would indicate that any statements contained herein relating to Tower provided to Parent and the Offeror or taken from, or based upon, such documents and records filed with the SEC or available from other public sources are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of Tower, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger Agreement and the other Transactions because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Offeror.

Securities Sought	All issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Tower International, Inc., a Delaware corporation (“Tower” or the “Company”).

Price Offered Per Share	$31.00 per share, net to the holders thereof in cash (the “Offer Price”), net of applicable withholding, without interest.

Expiration Time of the Offer and withdrawal rights	5:00 P.M., New York City time, on September 13, 2019 (as it may be extended or earlier terminated in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1—“Terms of the Offer.”

Offeror	Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”). Parent is controlled by certain private equity funds for which KPS Investors IV, Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner.

Who is offering to buy my securities?

The Offeror is offering to purchase for cash all of the outstanding Shares. The Offeror is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the transaction pursuant to which the Offeror will be merged with and into Tower, with Tower surviving as a wholly-owned subsidiary of Parent (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”). The Offeror is a wholly-owned subsidiary of Parent, and Parent is controlled by certain private equity funds for which KPS IV acts as General Partner. The Offeror, Parent and KPS IV are not public companies. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning the Offeror, Parent and KPS IV.” The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the Financing (as defined in Section 12—“Sources and Amount of Funds”) are collectively referred to as the “Transactions”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares. See “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay for my securities, and what is the form of payment?

We are offering to pay $31.00 per Share to you in cash, net of applicable withholding, without interest. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book-entry” form in your name with Tower’s transfer agent) and you directly tender your Shares to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary and Paying Agent”) in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult your nominee to determine whether any charges will apply. See “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount in cash equal to the number of Shares you tendered multiplied by the Offer Price, net of applicable withholding, without interest, promptly following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by the Offeror and Parent to consummate the Offer, to provide funding for the Merger and to pay off certain existing indebtedness of Tower at the Effective Time is approximately $765 million, plus related fees and expenses. The Offeror and Parent expect to fund such cash requirements from Parent’s cash on hand and the proceeds from:

•

debt facilities contemplated by a debt commitment letter, dated July 12, 2019, that Autokiniton US Intermediate, Inc., a Delaware corporation and the direct parent of Parent (“Holdco”), has received in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), which provides for a commitment from certain lenders to provide Holdco with senior secured credit facilities in an aggregate principal amount of $525 million, comprised of (a) a Senior Secured Incremental Term Facility in an aggregate principal amount of $400 million and (b) a Senior Secured Incremental Asset-Based Revolving Facility in an aggregate principal amount of $125 million;

•

an equity investment contemplated pursuant to an equity commitment letter, dated July 12, 2019, that Parent has entered into with certain affiliates of KPS IV in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”), which provides for $267 million in aggregate of equity financing; and

•	Tower’s available cash following the Merger.

Funding of the debt facilities and the equity financing is subject to the satisfaction of various customary conditions. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents” and Section 12—“Sources and Amount of Funds.”

Is your financial condition material to my decision to tender in the Offer?

No. We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) the Offeror was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the

Merger, (b) the Offer is being made for all of the issued and outstanding Shares solely for cash, (c) the Offer is not subject to any financing condition, (d) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than each Share (i) held in treasury by Tower, (ii) owned, directly or indirectly, by Tower, Parent, the Offeror (including any Shares acquired in the Offer) or any of their respective subsidiaries and (iii) held by any stockholder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”)) for cash at the same price per Share as the Offer Price in the Merger, and (e) we have financial resources, including committed debt and equity financing, sufficient to finance the Transactions. See Section 12—“Sources and Amount of Funds.”

What are the most significant conditions to the Offer?

We will not be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the conditions to the Offer, including those conditions set forth below, exist or have occurred and are continuing at the Expiration Time:

•

The number of Shares validly tendered and not properly withdrawn prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by the Offeror and its affiliates, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”).

•

A law (whether temporary, preliminary or permanent) that prohibits, restrains or enjoins the consummation of the Offer or the Merger has been enacted, entered, promulgated or enforced by a governmental entity.

•

Any applicable waiting period (and any extension) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust laws has not expired or been terminated. At 11:59 P.M. on August 9, 2019, the waiting period under the HSR Act expired and, accordingly, this condition has been satisfied.

•	Since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) has occurred.

•

The 25 consecutive day marketing period (calculated in accordance with, and subject to, the conditions set forth in the Merger Agreement and as described in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”) for the debt financing described in Section 12—“Sources and Amount of Funds” (the “Marketing Period”) has not been completed.

Subject to applicable rules and regulations of the SEC and the provisions of the Merger Agreement (which include limitations on the Offeror’s ability to modify the Offer), the Offeror expressly reserves the right to waive any condition of the Offer (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. See Section 13—“Conditions of the Offer.” The Offer is not subject to a financing condition.

Is there an agreement governing the Offer?

Yes. Parent, the Offeror and Tower have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents” for a summary of the Merger Agreement.

What does the Tower Board think about the Offer?

The Board of Directors of Tower (the “Tower Board”) unanimously (a) determined that it is advisable and in the best interests of Tower and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, are fair to and in the best interests of Tower and its stockholders, (c) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, in each case, in accordance with the DGCL, (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (e) recommended that the stockholders of Tower accept the Offer and tender their Shares in and pursuant to the Offer. A more complete description of the Tower Board’s reasons for authorizing and approving the Transactions are set forth in Item 4 of Tower’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), a copy of which is being filed with the SEC as soon as practicable after we file the Tender Offer Statement on Schedule TO and furnished (without certain exhibits) to Tower’s stockholders concurrently with this Offer to Purchase.

How long do I have to decide whether to tender in the Offer?

If you wish to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Time. If you wish to tender all or any portion of your Shares to the Offeror pursuant to the Offer and you cannot deliver all the documents required in order to make a valid tender by the Expiration Time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), may guarantee that the missing items will be received by the Depositary and Paying Agent within two New York Stock Exchange (the “NYSE”) trading days. For the tender to be valid, however, the Depositary and Paying Agent must receive the missing items within such two-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Offer may be extended as follows:

•	for the minimum period as required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE;

•

if, at the Expiration Time, Tower brings or has brought any proceeding to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Offeror, the Offer will be extended for the period during which such proceeding is pending or by such other time period established by the governmental entity presiding over such proceeding (but not past November 9, 2019 (the “End Date”));

•

if, at the Expiration Time, any of the conditions to the Offer have not been satisfied or waived by Parent and the Offeror, the Offeror is required to extend the Offer in consecutive periods of five business days each (or such other duration as may be agreed to by the parties) as may be necessary to permit the satisfaction of such condition (provided that the Offeror is not required to extend the Offer to a date later than the End Date); and

•

if, at the Expiration Time, (a) the full amount of the Debt Financing (as defined in Section 12—“Sources and Amount of Funds”) has not been funded and will not be available to be funded at the time of acceptance for payment of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and at the consummation of the Merger, and (b) Parent and the Offeror acknowledge and agree in writing that (1) Tower would be entitled to terminate the Merger Agreement pursuant to Section 7.1(f) of the Merger Agreement and receive the Parent Termination Fee in the amount of $46,320,000 and (2) certain conditions to the Offer will be deemed to be satisfied or waived at the Expiration Time after giving effect to any extension (if such conditions were actually satisfied at the time of extension), the Offeror has the right to extend the Offer on up to four occasions in consecutive increments of five business days each (or such other duration as may be agreed to by the parties), provided that the Offeror is not permitted to extend the Offer to a date later than the End Date.

During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights” and Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent for the Offer of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period. See Section 7—“Certain Effects of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

No. We have not previously entered into any agreements with any of Tower’s stockholders with respect to their tender of Shares into the Offer. Tower has informed us that (a) as of August 9, 2019, the executive officers and directors of Tower collectively beneficially owned 865,884 Shares (excluding Shares issuable upon exercise of Company Options and Company RSUs, each as defined below), representing approximately 4.2% of the then-outstanding Shares, and (b) to Tower’s knowledge after making reasonable inquiry, each of Tower’s executive officers and directors currently intends to tender all of the Shares held of record or beneficially owned by such holder pursuant to the Offer.

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact such nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Tower’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must be received by the Depositary and Paying Agent before the Offer expires; or

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary and Paying Agent before the Expiration Time, you may be able to obtain two additional NYSE trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

See the Letter of Transmittal and Section 3—“Procedures for Tendering Shares.”

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Time, and, if not previously accepted for payment, at any time after October 14, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by following the procedures for withdrawing your Shares in a timely manner. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Time to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described in this Offer to Purchase, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding, without interest. Pursuant to the Merger Agreement, if the Minimum Condition and other conditions in the Merger Agreement are satisfied, we will accept the Shares for purchase in the Offer and consummate the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Tower will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Appraisal Rights.”

If the Offer is completed, will Tower continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable following the consummation of the Offer, subject to the conditions to the Merger set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Parent. Immediately following the consummation of the Merger, Parent intends to cause Tower to delist the Shares from the NYSE. In addition, Parent intends to cause Tower to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met after the consummation of the Merger. See Section 7—“Certain Effects of the Offer.”

What are your plans for Tower after the Merger?

We expect that, following consummation of the Transactions, the operations of Tower, as the surviving corporation in the Merger, will be conducted substantially as they currently are being conducted. Nevertheless, management and/or the Tower Board may initiate a review of Tower to determine what changes, if any, would be desirable following the Transactions to enhance its business and operations and may cause Tower to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if its management and/or board of directors decide that such transactions are in the best interest of the Company upon such review. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents.”

What is the market value of my Shares as of a recent date?

The Offer Price of $31.00 per Share represents a premium of approximately 70% over the closing price of the Shares on July 11, 2019 (the last trading day before public announcement of the Merger Agreement) reported on the NYSE on July 11, 2019. On August 14, 2019, the last trading day before we commenced the Offer, the closing price of the Shares reported on the NYSE was $30.85. We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer and the Merger?

Stock options in respect of Shares (the “Company Options”) granted under the Tower International, Inc. 2010 Equity Incentive Plan, as amended (the “Company Equity Plan”), are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Company Option that is unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, and that has an exercise price per Share that is less than the Offer Price, will fully vest and will be cancelled and converted automatically into the right to receive, no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time, an amount in cash, without interest, equal to the product of (a) the amount by which the Offer Price exceeds the exercise price per Share of such Company Option and (b) the total number of Shares subject to such Company Option, net of applicable tax withholding. At the Effective Time, each Company Option, if any, that has an exercise price per Share that is greater than or equal to the Offer Price will be cancelled without any payment to the holder of such Company Option.

What will happen to my restricted stock units and the related dividend equivalent units in the Offer and the Merger?

Restricted Stock Units (“Company RSUs”) and any related dividend equivalent units (“Company DEUs”) in respect of Shares granted under the Company Equity Plan are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, at the Effective Time, each Company RSU and Company DEU will fully vest and will be cancelled and converted automatically into the right to receive, no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time, an amount in cash, without interest, equal to the Offer Price multiplied by the total number of Shares underlying each such Company RSU and Company DEU, net of applicable tax withholding.

What will happen to my performance awards in the Offer and the Merger?

At the Effective Time, each performance award (a “Company Performance Award”) granted under the Company Equity Plan will be cancelled and converted automatically into the right to receive, within 60 days after the Effective Time, a cash payment (net of applicable tax withholding), equal to the amount that would be payable in respect of such Company Performance Award based on deemed performance achievement, pro-rated (unless the holder has an express contractual right to exclude proration) for any incomplete performance period, with such proration based on the number of completed calendar months elapsed during the performance period prior to the Effective Time. Pursuant to the Merger Agreement, Company Performance Awards granted with respect to 2017 and 2018 will be deemed to have achieved a performance level of 200% and Company Performances Awards granted with respect to 2019 will be deemed to have achieved a performance level of 157%.

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

A U.S. Holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss equal to the difference between the cash that the U.S. Holder receives pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger. Tower’s stockholders are urged to read carefully Section 5—“Certain Material U.S. Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances of exchanging their Shares pursuant to the Offer or exchanging Shares pursuant to the Merger, including the consequences under any applicable state, local, non-U.S. or other tax laws. See Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Whom can I contact if I have questions about the Offer?

For further information, you can call Innisfree M&A Incorporated, the Information Agent for the Offer. Banks and Brokerage Firms may call (212) 750-5833. Stockholders and all others may call toll-free (888) 750-5834.

To: Holders of Shares of Common

Stock of Tower:

Introduction

Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Tower International, Inc., a Delaware corporation (“Tower”), at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Parent is controlled by certain private equity funds for which KPS Investors IV, Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner.

The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on September 13, 2019 or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended or earlier terminated (the “Expiration Time”). See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into Tower, with Tower surviving as a wholly-owned subsidiary of Parent (the “Merger”). The Merger will be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later date or time as Parent and Tower may agree and specify in the Certificate of Merger (the “Effective Time”).

At the Effective Time, each issued and outstanding Share (other than each Share (i) held in treasury by Tower, (ii) owned, directly or indirectly, by Tower, Parent, the Offeror (including any Shares acquired in the Offer) or any of their respective subsidiaries and (iii) held by any stockholder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding, without interest. As a result of the Merger, the Shares will cease to be publicly traded, and Tower will become a wholly-owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the Financing (as defined in Section 12—“Sources and Amount of Funds” below), are collectively referred to in this Offer to Purchase as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents.”

The Offer is not subject to any financing condition. The Offeror will not be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the conditions to the Offer, including the following conditions, exist or have occurred and are continuing at the Expiration Time:

•

The number of Shares validly tendered and not properly withdrawn prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by the Offeror and its affiliates, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”).

•

A law (whether temporary, preliminary or permanent) that prohibits, restrains or enjoins the consummation of the Offer or the Merger has been enacted, entered, promulgated or enforced by a governmental entity.

•

Any applicable waiting period (and any extension) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust laws has not expired or been terminated. At 11:59 P.M. on August 9, 2019, the waiting period under the HSR Act expired and, accordingly, this condition has been satisfied.

•	Since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) has occurred.

•

The 25 consecutive day marketing period (calculated in accordance with, and subject to, the conditions set forth in the Merger Agreement and as described in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”) for the debt financing described in Section 12—“Sources and Amount of Funds” (the “Marketing Period”) has not been completed.

The Offer is also subject to other terms and conditions. See Section 1—“ Terms of the Offer” and Section 13—“Conditions of the Offer.”

The Board of Directors of Tower (the “Tower Board”) unanimously (a) determined that it is advisable and in the best interests of Tower and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, are fair to and in the best interests of Tower and its stockholders, (c) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, in each case, in accordance with the DGCL, (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (e) recommended that the stockholders of Tower accept the Offer and tender their Shares in and pursuant to the Offer. A more complete description of the Tower Board’s reasons for authorizing and approving the Transactions are set forth in Item 4 of Tower’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), a copy of which is being filed with the SEC as soon as practicable after the Offeror files the Tender Offer Statement on Schedule TO and furnished (without certain exhibits) to Tower’s stockholders concurrently with this Offer to Purchase.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for all shares of stock of a public Delaware corporation that would otherwise be entitled to vote on the adoption or rejection of a merger agreement, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation and its affiliates, equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the merger may be effected without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Time, together with the Shares then owned by the Offeror, is one Share more than 50% of the outstanding Shares, the Merger will not be subject to the approval of Tower’s remaining public stockholders. Section 251(h) also requires that the Merger Agreement provide that such merger will be effected as soon as practicable following the consummation of the tender offer. Therefore, Tower, Parent and the Offeror have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the Offer Acceptance Time. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents.”

No appraisal rights are available in connection with the Offer. However, if the Offeror accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the consideration payable in the Merger (i.e., $31.00 per Share) (the “Merger Consideration”) (in each case, net of applicable withholding, without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Appraisal Rights.”

The Offeror has engaged Broadridge Corporate Issuer Solutions, Inc. to act as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”). If your Shares are registered in your name and you tender directly to the Depositary and Paying Agent, you will not be obligated to pay brokerage fees or commissions on the purchase of your Shares by the Offeror. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such nominee as to whether they charge any service fees.

The Offeror has engaged Innisfree M&A Incorporated to act as information agent for the Offer (the “Information Agent”). Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the related Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information and such documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1. Terms of the Offer

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror has agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Time in accordance with the procedures described in Section 4—“Withdrawal Rights.” The Offer expires at 5:00 P.M., New York City time, on September 13, 2019, unless the Offeror, in accordance with the Merger Agreement, extends the Offer, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer”. The Offeror may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 13 are not satisfied or waived. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents—The Merger Agreement—Termination.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any condition to the Offer (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Parent and the Offeror each has agreed that it will not, without the prior written consent of Tower (in its sole and absolute discretion), (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Condition, (d) impose conditions to the Offer that are in addition to the conditions to the Offer, or modify or amend any existing conditions to the Offer, in a manner that is adverse to Tower stockholders, (e) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Time, (f) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (g) otherwise amend, modify or supplement the Offer in any manner adverse to Tower’s stockholders.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer will be extended as follows:

•	for the minimum period as required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE;

•

if, at the then-scheduled Expiration Time, Tower brings or has brought any proceeding to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Offeror, the Offer will be extended for the period during which such proceeding is pending or by such other time period established by the governmental entity presiding over such proceeding (but not past November 9, 2019 (the “End Date”));

•

if, at the then-scheduled Expiration Time, any of the conditions to the Offer have not been satisfied or waived by Parent and the Offeror, the Offeror is required to extend the Offer in consecutive periods of five business days each (or such other duration as may be agreed to by the parties) as may be necessary to permit the satisfaction of such condition (provided that the Offeror is not required to extend the Offer to a date later than the End Date); and

•	if, at the then-scheduled Expiration Time, (a) the full amount of the Debt Financing (as defined in Section 12—“Sources and Amount of Funds”) has not been funded and will not be available to be funded at the time of acceptance for payment of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and at the consummation of the Merger, and (b) Parent and the Offeror acknowledge and agree in writing that (1) Tower would be entitled to terminate the Merger Agreement pursuant to Section 7.1(f) of the Merger Agreement and receive the Parent Termination Fee in the amount of $46,320,000 and (2) certain conditions to the Offer will be deemed to be satisfied or waived at the Expiration Time after giving effect to any extension (if such conditions were actually satisfied at the time of extension), the Offeror has the right to extend the Offer on up to four occasions in consecutive increments of five business days each (or such other duration as may be agreed to by the parties), provided that the Offeror is not permitted to extend the Offer to a date later than the End Date.

During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights” and Section 1—“Terms of the Offer.”

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time the Offeror changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of that change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of that 10th business day.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents—The Merger Agreement—Termination.” Under certain circumstances, Parent and the Offeror may terminate the Merger Agreement and the Offer, but Parent and the Offeror are prohibited from terminating the Offer prior to any then-scheduled Expiration Time unless the Merger Agreement has been terminated in accordance with its terms.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” See Section 13—“Conditions of the Offer.” The reservation by the Offeror of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Offeror to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver or amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Offeror under those rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Tower’s stockholder list as of August 7, 2019 and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), including satisfaction or waiver of all of the conditions to the Offer, the Offeror will, immediately following the Expiration Time, irrevocably accept for payment, and, at or as promptly as practicable thereafter (but in any event, within two business days following acceptance for payment (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees, and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered by a Notice of Guaranteed Delivery or other guaranteed delivery procedure will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, and the Offeror will be under no obligation to make any payment for such Shares, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent in settlement or satisfaction of such guarantee.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Time, the Offeror increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3. Procedures for Tendering Shares

Valid Tender of Shares. To validly tender Shares pursuant to the Offer:

•

a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (a) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (b) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or

•

the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (a) DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (b) the Offeror may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, the owners’ powers are not signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are held through a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary and Paying Agent prior to the Expiration Time, may tender those Shares by satisfying all of the requirements set forth below:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror, is received by the Depositary and Paying Agent (as provided below) prior to the Expiration Time; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within two trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted via facsimile transmission or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by the Offeror. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery or other guaranteed delivery procedure will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, and the Offeror will be under no obligation to make any payment for such Shares, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent in settlement or satisfaction of such guarantee.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by

Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Offeror will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Offeror on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Irrevocable Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Offeror as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Offeror’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Tower’s stockholders, by written consent in lieu of any such meeting or otherwise. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for those Shares, the Offeror must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power, in whole or in part, to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

No alternative, conditional or contingent tenders will be accepted.

4. Withdrawal Rights

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, if not previously accepted for payment, at any time after October 14, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or facsimile transmission of a notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent), in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5. Certain Material U.S. Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences to beneficial holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 10% of the Shares by vote or value (whether those Shares are or were actually or constructively owned), regulated investment companies, real estate mortgage investment conduits, real estate investment trusts, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in a compensatory transaction. In addition, this summary does not address persons that hold an interest in a partnership, S corporation or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or U.S. federal non-income tax considerations (e.g., the federal estate or gift tax), or the application of the Medicare tax on net investment income under Section 1411 of the Code.

The following is based on the provisions of the Code, final, proposed and temporary Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative rulings and other guidance, and court decisions, in each case as in effect on the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States; (b) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (1) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (2) the trust has properly elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares, other than a partnership or an entity classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) generally will depend on the status or activities of the partner or the partnership. Partnerships that are beneficial owners of Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Because individual circumstances may vary, holders of

Shares should consult their own tax advisors as to the tax consequences of the Offer and the Merger to a beneficial holder of Shares in their particular circumstances, including the application of any state, local or non-U.S. tax laws and any changes in such laws.

Receipt of Cash Pursuant to the Offer or the Merger

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize gain or loss equal to the difference between the cash that the U.S. Holder receives pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger, respectively. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Such recognized gain or loss will generally constitute capital gain or loss, and will be long-term capital gain or loss if the Shares disposed of in the Offer or the Merger are held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to significant limitations.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the receipt of cash in exchange for the disposition of Shares pursuant to the Offer or the Merger unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder);

•	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

Tower is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period for its Shares and such Non-U.S. Holder beneficially owned more than 5% of the Shares at any time during such period. Tower does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one prior to the Effective Time.

Gain that is described in the first bullet point immediately above generally will be subject to U.S. federal net income taxation at regular graduated U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) also may apply to its effectively connected earnings and profits. An individual Non-U.S. Holder described in the second bullet point immediately above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on the gain derived from the disposition of Shares pursuant to the Offer or the Merger, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Any gain that is described in the third bullet point immediately above if Tower was or is a “U.S. real property holding corporation” generally would be subject to U.S. federal income tax in the same manner as described above with respect to gain described in the first bullet point except that branch profits tax shall not apply. Each Non-U.S. Holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the Offer or the Merger.

Information Reporting and Backup Withholding Tax

Payments made to holders of Shares in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, U.S.

Holders that do not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should properly complete and return IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person within the meaning of Section 7701(a)(30) of the Code, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Non-U.S. Holders that do not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary and Paying Agent, in order to avoid backup withholding. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the Internal Revenue Service.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES

6. Price Range of Shares; Dividends

The Shares are listed on the NYSE under the symbol “TOWR”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NYSE as reported by Bloomberg L.P. and information regarding quarterly dividends per Share with respect to periods occurring in fiscal years ended or ending December 31, 2017, 2018 and 2019:

Fiscal Year	High	Low	Cash Dividends Declared
2017:
First Quarter	$29.00	$24.55	$0.11
Second Quarter	$30.08	$21.05	$0.11
Third Quarter	$27.65	$21.30	$0.11
Fourth Quarter	$33.60	$27.00	$0.12
2018:
First Quarter	$32.65	$24.25	$0.12
Second Quarter	$34.55	$26.30	$0.12
Third Quarter	$36.60	$29.80	$0.12
Fourth Quarter	$31.49	$23.05	$0.13
2019:
First Quarter	$30.07	$20.49	$0.13
Second Quarter	$25.24	$17.20	$0.13
Third Quarter (through August 14, 2019)	$31.23	$18.22	—

The Offer Price of $31.00 per Share represents a premium of approximately 70% over the closing price of the Shares on July 11, 2019 (the last trading day before public announcement of the Merger Agreement). On August 14, 2019, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NYSE was $30.85 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Under the terms of the Merger Agreement, and subject to certain limited exceptions, between the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Tower is not permitted, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), to make, declare, set aside or pay any dividend, or make any other distribution on, redeem, purchase or otherwise acquire any shares of its capital stock or any other securities or obligations convertible into or exchangeable for any shares of its capital stock. See Section 14—“Dividends and Distributions.”

7. Certain Effects of the Offer

If the Minimum Condition is satisfied and the Offer is consummated such that the Offeror and its affiliates own Shares representing at least one Share more than 50% of the then outstanding Shares, Parent, the Offeror and Tower will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Tower as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent and the Offeror intend to consummate the Merger as soon as practicable following the consummation of the Offer.

NYSE Listing. The Shares are currently listed on the NYSE and trade under the symbol “TOWR”. Pursuant to the Merger Agreement, the Offeror is required to complete the Merger as soon as practicable after the consummation of the Offer. As a result, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Parent. Immediately following the consummation of the Merger, Parent intends to cause Tower to delist the Shares from the NYSE.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Tower to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act will substantially reduce the information required to be furnished by Tower to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Tower, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Tower and persons holding “restricted securities” of Tower to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Tower to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met after consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Tower

The summary information set forth below is qualified in its entirety by reference to Tower’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor the Offeror has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor the Offeror assumes any responsibility for the accuracy or completeness of the information concerning Tower, whether furnished by Tower or contained in such filings, or for any failure by Tower to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or the Offeror.

General. Tower is a Delaware corporation and a leading manufacturer of engineered automotive structural metal components and assemblies primarily serving original equipment manufacturers. The address of Tower’s principal executive offices and Tower’s phone number at its principal executive offices are as set forth below:

Tower International, Inc.

17672 Laurel Park Drive North Suite 400 E

Livonia, Michigan 48152

(248) 675-6000

In connection with our due diligence review of Tower, Tower made available to us certain financial information described under the heading “Certain Unaudited Prospective Financial Information” in Item 4—“The Solicitation or Recommendation” of the Schedule 14D-9.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Tower is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Tower’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Tower’ securities, any material interests of such persons in transactions with Tower and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov.

9. Certain Information Concerning the Offeror, Parent and KPS IV

Offeror. The Offeror is a Delaware corporation and a direct wholly owned subsidiary of Parent. The Offeror was incorporated on June 25, 2019, solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that Offeror will have any significant assets or liabilities or engage in activities other than those incidental to its formation, capitalization and the transactions contemplated by the Offer and/or the Merger.

Parent. Parent was incorporated on April 13, 2018 and is an indirect subsidiary of Autokiniton Global Group (“AGG”). AGG supplies metal-formed components and complex assemblies to the automotive industry, manufacturing body structures, interior components, closures, thermal management components, and chassis components.

KPS IV. The principal business activity of KPS IV, a Cayman Islands exempted company, is to act as General Partner to certain private equity funds affiliated with KPS Capital Partners, LP (“KPS Capital Partners”) that generally invest in manufacturing and industrial companies across a diverse array of industries, including basic materials, branded consumer, healthcare and luxury products, automotive parts, capital equipment and general manufacturing. KPS IV serves as the ultimate general partner of AGG. Certain KPS Special Situations Funds (the “KPS Funds”) are limited partners in AGG and are managed by KPS Capital Partners.

The principal office address of each of the Offeror, Parent and KPS IV is c/o KPS Investors IV, Ltd., 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.

Pursuant to the Equity Commitment Letter (as defined in Section 12—“Sources and Amount of Funds”), the KPS Funds (the “Equity Investors”) each committed to contribute up to an aggregate of $267 million in the aggregate of equity financing to Parent in connection with completion of the Offer and the Merger, subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of the Offeror, Parent, and KPS IV are set forth in Schedule A to this Offer to Purchase (“Schedule A”). Except as set forth elsewhere in this Offer to Purchase, (i) none of the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent, and KPS IV, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Offeror, Parent, KPS IV or, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

None of the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent and KPS IV, any of the entities or persons listed in Schedule A, beneficially owns or has a right to acquire any Shares or any other equity securities of Tower, and none of the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent, and KPS IV, any of the entities or persons referred to in clause (i) above, has effected any transaction in Shares or any other equity securities of Tower during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent and KPS IV, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Tower, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent and KPS IV, any of the entities or persons listed in Schedule A, on the one hand, and Tower or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) there have been no contracts, negotiations or transactions between the Offeror, Parent, KPS IV or, to the knowledge of each of the Offeror, Parent and KPS IV, any of the entities or persons listed in Schedule A, on the one hand, and Tower or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the Offeror, Parent, or KPS IV has made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

Pursuant to Rule 14d-3 under the Exchange Act, the Offeror, Parent and KPS IV have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits are available on the SEC’s website at http://www.sec.gov.

10. Background of the Offer; Contacts with Tower

The following is a description of significant contacts between representatives of Parent and KPS IV, on the one hand, and representatives of Tower, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Tower’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9.

KPS IV and its affiliates are engaged in making investments generally in manufacturing and industrial private companies across a diverse array of industries, including basic materials, branded consumer, healthcare and luxury products, automotive parts, capital equipment and general manufacturing, among other activities. In the ordinary course of business, KPS IV and its affiliates evaluate strategic opportunities for investment purposes and long-term growth potential.

Pursuant to email correspondence in late June 2018 among Dev Kapadia, a member of the Tower Board, George Thanopoulos, Parent’s Chief Executive Officer, and Jim Gouin, Chief Executive Officer of Tower, the parties agreed to conduct an introductory meeting. That meeting occurred on July 17, 2018, as further described below.

On July 17, 2018, Mr. Thanopoulos met with Messrs. Gouin and Kapadia and indicated our interest in a potential transaction with Tower. On July 18, 2018, Mr. Gouin advised Mr. Thanopoulos that Tower was not pursuing a sale of the company at that time, but noted that if we were to make a written proposal to acquire Tower, he would review such proposal with the Tower Board.

On July 23, 2018, Mr. Thanopoulos reached out to Mr. Gouin to schedule a call. Mr. Gouin indicated that he was traveling and scheduled a discussion for a later date.

On July 30, 2018, Mr. Thanopoulos called Mr. Gouin and requested a meeting to discuss potential synergies in a potential transaction between Parent and Tower. Mr. Gouin reiterated that Tower was not pursuing a sale of the Company at that time and denied the request for a meeting on the basis that Mr. Gouin had already made his position clear in their meeting on July 17, 2018. However, he again noted that if Mr. Thanopoulos submitted a written acquisition proposal, he would review it with the Tower Board.

On August 2, 2018, we sent Tower a non-binding preliminary indication of interest to acquire Tower at a price of $39.00 per Share in cash. Our letter was signed by Mr. Thanopoulos and by Michael Psaros, a member of our Board of Directors. As noted in the non-binding indication of interest, Mr. Psaros is also a Co-Founder and Co-Managing Partner of KPS Capital Partners, LP (“KPS”). The indication of interest stated that our offer would be funded by a combination of third-party debt and an investment by investment funds affiliated with KPS and that the proposed transaction would not be contingent on financing.

On August 13, 2018, Mr. Thanopoulos left a message for Mr. Gouin requesting a response to our indication of interest. Later that day, Mr. Gouin informed Mr. Thanopoulos that the Tower Board was meeting the following week and that Mr. Gouin would provide feedback to Mr. Thanopoulos after that meeting.

Mr. Gouin sent us a letter of rejection on August 20, 2018, stating that the Tower Board believed that our preliminary proposal undervalued Tower based on its financial performance and prospects, and that executing Tower’s strategic plan will generate more value for stockholders. Mr. Gouin noted, however, that the Tower Board is always focused on evaluating opportunities to maximize stockholder value and would welcome any further dialog that might be productive in that regard. Mr. Gouin followed-up that letter with a telephone call with Mr. Thanopoulos on August 21, 2018 to further discuss Tower’s position on our proposal. Mr. Thanopoulos requested non-public information, and Mr. Gouin responded by indicating that public information should be sufficient to support a revised proposal at a higher value.

On August 30, 2018, we sent Tower a revised preliminary non-binding proposal to acquire Tower on substantially the same terms as stated in our August 2, 2018 letter of interest, except for an increase in the indicative offer price to $41.00 per Share. Also on August 30, 2018, prior to receipt of the revised preliminary non-binding proposal, Mr. Gouin and Mr. Thanopoulos had a discussion in which Mr. Thanopoulos described the revised preliminary non-binding proposal’s price and our plans for confirmatory due diligence.

On September 10, 2018, Tower informed us that it was prepared to provide us with due diligence materials with the expectation that upon receiving and reviewing the diligence materials, we would be prepared to reassess and increase our preliminary indication of interest with respect to Tower.

A confidentiality agreement was negotiated between the parties and, on September 19, 2018, we and Tower entered into a Confidentiality Agreement, which contained a “standstill” provision.

On September 14, 2018, Mr. Gouin and Mr. Thanopoulos discussed logistics for an upcoming management presentation by Tower. Mr. Thanopoulos described the nature of the due diligence information his team expected to review. Prior to the meeting, Mr. Gouin and Mr. Thanopoulos arranged an introductory call between representatives of Tower’s financial advisors, J.P. Morgan Securities LLC (“J.P. Morgan”) and representatives of one of our financial advisors, Goldman Sachs & Co. (“Goldman”). That call occurred on September 18, 2018; during that call, representatives of J.P. Morgan and Goldman exchanged views regarding the process to be followed.

Also on September 14, 2018, we submitted a revised diligence list to Tower.

From September 14, 2018 through September 25, 2018, Tower responded to our diligence requests. On September 20, 2018, we and Tower held a meeting to discuss our initial diligence request. On September 20, 2018, with representatives of J.P. Morgan in attendance, Tower conducted a management presentation for us and our financial advisors.

In telephone conversations among representatives of J.P. Morgan and Goldman on September 21, 2018 and September 25, 2018, representatives of Goldman reiterated our interest in Tower and expressed an interest in expediting the process.

On September 27, 2018, Tower provided certain requested diligence materials to us, and representatives of J.P. Morgan sent us a process letter informing us of the nature of the bid process with respect to Tower and requesting that we submit a revised bid by October 5, 2018.

On October 3, 2018, we participated in a diligence call with Mr. Gouin and Tower’s Chief Financial Officer, Jeffrey Kersten.

On October 4, 2018, Mr. Thanopoulos called Mr. Gouin to advise him that we would be reducing our indicative bid price.

On October 5, 2018, we submitted a non-binding, revised preliminary proposal to acquire Tower for $36.00 per Share.

On October 8, 2018, representatives of J.P. Morgan and Goldman spoke. Representatives of J.P. Morgan advised us that it was not likely that the Tower Board would permit negotiations to continue with us at that time unless we were willing to increase our bid close to our prior indicative $41.00 bid. We advised J.P. Morgan that we would likely decline to proceed further.

On January 15, 2019, Mr. Thanopoulos attended a conference in Michigan at which Mr. Gouin made a presentation on behalf of Tower. Following Mr. Gouin’s presentation, Mr. Thanopoulos and Mr. Gouin agreed to schedule a dinner to discuss a potential acquisition of Tower by Parent, which dinner occurred on March 12, 2019. In separate conversations with Mr. Kapadia and Mr. Gouin on or about January 15, 2019, Mr. Thanopoulos indicated that we remained interested in pursuing a potential acquisition of Tower.

On January 31, 2019, Parent and Tower entered into an amendment to the Confidentiality Agreement.

On March 12, 2019, Mr. Gouin and Mr. Thanopoulos had dinner. Mr. Thanopoulos advised Mr. Gouin that we were interested in re-examining a potential transaction with Tower in light of the sale of its European operations. Mr. Thanopoulos proposed another meeting to review Tower’s business plan. Mr. Gouin informed Mr. Thanopoulos that if the value to be proposed by us was unacceptable, the process would end.

On March 18, 2019, Mr. Gouin and Mr. Thanopoulos spoke by telephone and agreed to conduct a diligence session. Mr. Gouin indicated that Tower would provide potential dates for the diligence session at a later point, most likely in April.

On March 28, 2019, we sent Tower a list of discussion topics for the upcoming diligence session.

On April 11, 2019, members of Tower management and a representative of J.P. Morgan met with representatives of Parent, KPS and their advisors. Tower presented a detailed update of the Tower business on a pro forma basis to reflect the sale of its European operations and also provided responses to certain of our diligence requests.

On April 11, 2019, Tower made available to us certain projections of revenues, Adjusted EBITDA, Adjusted EBIT, capital expenditures and changes in adjusted working capital at or for the years ending December 31, 2019, 2020, 2021 and 2022 (the “Initial Company Projections”). For a review of the Initial Company Projections, please refer to the Schedule 14D-9.

On April 17, 2019, Mr. Thanopoulos advised Mr. Gouin that Goldman, Bank of America Merrill Lynch (“Bank of America”), Parent and KPS were performing analyses to determine an appropriate bid. Mr. Thanopoulos indicated that he would send additional diligence questions to Mr. Gouin and Mr. Gouin responded that he would consider those questions when received. On April 23, 2019, Mr. Thanopoulos communicated the follow-up diligence requests.

In late April 2019, representatives of J.P. Morgan invited us to submit a formal but non-binding indication of interest no later than May 17, 2019. We were requested to provide a preliminary indication based on public information, our knowledge of Tower’s business, and any non-public information that had been shared to date. We were also informed that if the Tower Board were to decide at that time to proceed further toward a transaction, we would have the opportunity to perform more fulsome due diligence.

On May 3, 2019, Mr. Gouin and Mr. Thanopoulos spoke regarding our additional due diligence requests. Mr. Gouin advised Mr. Thanopoulos as to the information that Tower was then prepared to share with us.

On May 7, 2019, representatives of J.P. Morgan advised Goldman that Tower expected to receive a written offer from another bidder imminently.

On May 9, 2019, Mr. Gouin and Mr. Thanopoulos met. Mr. Thanopoulos indicated that we intended to make an offer but first wanted to explore certain additional diligence issues. Mr. Gouin agreed to provide certain information in response. Mr. Thanopoulos committed to provide a revised offer letter by May 17, 2019.

On May 16, 2019, Mr. Thanopoulos contacted Mr. Gouin to advise him that an offer letter was forthcoming and described how we had arrived at our valuation. Later that day, we submitted a revised, non-binding proposal to acquire Tower for $30.00 per Share in cash.

On May 24, 2019, Mr. Gouin advised Mr. Thanopoulos that the Tower Board felt that we continued to undervalue Tower. Mr. Gouin noted that Tower had received a competitive offer from a third party. Mr. Gouin advised Mr. Thanopoulos that Tower was prepared to provide additional due diligence to us.

On May 25, 2019, we sent Tower a diligence request list.

On May 31, 2019, an affiliate of Parent and Tower entered into a Clean Team Confidentiality Agreement, under which Tower granted certain of our permitted representatives access to competitively sensitive information on a range of financial, management and operational issues related to Tower’s business.

In early June 2019, representatives of J.P. Morgan invited us to conduct additional diligence and requested that we submit an updated proposal on June 25, 2019, together with a mark-up of a bid draft of the merger agreement furnished by Lowenstein. We were told that Tower expected that with the additional due diligence, we would be in a position to increase our bid. We spent approximately four weeks conducting additional diligence, during which time we had access to a virtual data room, were invited to conduct a tour of a Tower facility in Chicago, Illinois, had several functional diligence calls with members of the Tower management team and participated in an in-person meeting to discuss certain developments in Tower’s business relating to a recent award of substantial new business (the “New Business Award”).

On June 18, 2019, representatives of Tower, with representatives of J.P. Morgan in attendance, conducted an in-person financial and business due diligence meeting with representatives of Parent and KPS. The New Business Award was discussed at this meeting and was reflected in an updated long term plan that included projections of revenues, Adjusted EBITDA, Adjusted EBIT, capital expenditures and changes in adjusted working capital at or for the years ending December 31, 2019, 2020, 2021, 2022 and 2023 (the “Updated Company Projections”). The Updated Company Projections were made available to us on June 18, 2019. For a review of the Updated Company Projections, please refer to the Schedule 14D-9.

On June 25, 2019, Mr. Thanopoulos, Mr. Gouin and representatives of Goldman and J.P. Morgan participated in a call to preview our forthcoming updated non-binding proposal to acquire Tower. Thereafter, we submitted our updated non-binding proposal to acquire Tower for the same $30.00 per Share price referenced in our May 16, 2019 proposal. Our non-binding proposal was accompanied by a marked merger agreement, an equity commitment letter from four investment funds affiliated with KPS, debt commitment letters from Goldman and Bank of America and a list of confirmatory diligence items.

On July 1, 2019, representatives of J.P. Morgan communicated to representatives of Goldman that Parent would need to increase its bid if we wanted to move at an accelerated pace. J.P. Morgan also communicated that failure to move at an accelerated pace could allow the other bidder to narrow the gap in the respective bids and reduce its open due diligence points. Mr. Gouin also communicated a similar message to Mr. Thanopoulos on July 1, 2019.

On July 1, 2019, Goldman advised J.P. Morgan that before we could respond to Tower’s request for an increased bid price, we wanted to know what the significant open issues were, based on our review of Parent’s mark-up of the merger agreement.

On July 3, 2019, representatives of J.P. Morgan delivered an issues list to Parent, and representatives of Tower described to Parent the proposed compensation arrangements considered by the Compensation Committee and responded to certain operational diligence questions raised by Parent. The issues identified on the issues list included, among others, the absence of a sponsor guarantee or other evidence of wherewithal to support Parent’s termination fee obligations, restriction on paying dividends, and the length of the “go shop” period.

Later in the day on July 3, 2019, Tower posted in the virtual data room a revised draft of the merger agreement.

On July 4, 2019, we provided our responses to the issues on Tower’s issues list, significantly reducing the number of open issues. Representatives of Goldman advised J.P. Morgan that Parent would be prepared to increase its price to $31.00 per Share, provided that Tower accepted all of the points noted in Parent’s issues list response and granted Parent exclusivity. Parent also requested that the merger agreement be signed by July 8, 2019. Mr. Thanopoulos contacted Mr. Gouin on July 4, 2019, to provide a similar message. Representatives of J.P. Morgan responded by explaining that the Tower Board would meet on July 5, 2019 to consider Parent’s request for exclusivity and commented that since the merger agreement and related documents were not fully negotiated, a signing on July 8, 2019 was not feasible.

On July 5, 2019, J.P. Morgan advised Goldman that Tower did not expect to concede all of the open items on the issues list. In a follow-up conversation with representatives of J.P. Morgan on July 5, 2019, Goldman’s representatives clarified that our position on the elimination of dividend payments also included the elimination of the dividend that might otherwise have been declared by the Tower Board in July 2019.

On July 6, 2019, we and Tower signed an exclusivity agreement that granted us exclusivity through July 15, 2019, provided that we did not seek to reduce our offer price below $31.00 per Share. A copy of the exclusivity agreement is filed as Exhibit (d)(6) hereto and incorporated herein by reference.

Over the next six days, Tower, Parent, Lowenstein and Parent’s counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), discussed the terms of the proposed transaction, including the structure of the transaction, the extent of the “go shop” and “no shop” provisions, the amount and conditions for payment of termination fees by Tower and Parent, the marketing period during which Parent would have an opportunity to raise debt financing and Tower’s interim operating covenants, including a restriction on Tower’s ability to pay cash dividends after execution of the merger agreement.

On July 6, 2019, Paul Weiss sent Lowenstein a revised merger agreement that was then negotiated by representatives of Paul Weiss and Lowenstein on July 7, 2019. During the course of such negotiation on July 7, 2019, representatives of Paul Weiss indicated that Parent was considering proposing a revision in the structure of the transaction upon learning that the proposed transaction would not require antitrust filings outside of the United States. Prior to that time, the merger agreement contemplated that stockholders of Tower would vote upon the merger agreement at a meeting of stockholders. Paul Weiss advised that Parent was considering a tender offer and merger structure under Section 251(h) of the DGCL, pursuant to which, in lieu of a stockholders’ meeting, Parent would commence a tender offer that would be conditioned on, among other things, the tender of at least the number of Shares that would be required to adopt the merger agreement if a meeting of stockholders were held to vote on the merger agreement. Lowenstein advised Paul Weiss that it would review the proposed structure with Tower, but that the structure would not be acceptable if the tender offer structure adversely affected the “go shop” structure that the parties had conceptually agreed upon through the circulation of their respective issues lists. Paul Weiss responded that the drafting of the tender offer provisions would be undertaken in a manner that would not curtail the “go shop” provisions in any respect.

On July 8, 2019, Lowenstein sent to Paul Weiss a revised draft of the merger agreement, reflecting the discussions held on the immediately preceding day. Lowenstein also proposed a joint call involving representatives from management of Parent and Tower and their respective counsel to resolve open issues pertaining to the interim covenants. That call was conducted on July 9, 2019, during which Tower representatives described to Parent’s representatives the flexibility that Tower would require between signing of the definitive merger agreement and closing.

Over the course of July 8 to July 9, 2019, Mr. Thanopoulos and Mr. Gouin had several calls to discuss key issues relating to the merger agreement.

On July 10, 2019, Paul Weiss sent to Lowenstein a revised draft of the merger agreement.

During the course of July 10, 2019 and the following day, Paul Weiss and Lowenstein (in consultation with their respective clients) negotiated the few open items remaining from their issues lists, reaching agreement on the identified items and working on the finalization of the contract language, including language regarding the suspension of dividend payments by Tower, the marketing period for Parent’s debt financing and the amount of the termination fees provided for in the merger agreement.

During the morning of July 12, 2019, we and Tower executed the Merger Agreement and issued a joint press release announcing entry into the Merger Agreement and announcing the commencement of the “go shop” period.

On August 15, 2019, the Offeror commenced the Offer and Tower filed the Schedule TO with the SEC.

11. Purpose of the Offer and Plans for Tower; Transaction Documents

Purpose of the Offer and Plans for Tower. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Tower. The

Offer, as the first step in the acquisition of Tower, is intended to facilitate the acquisition of all outstanding Shares. The Merger Agreement provides, among other things, that the Offeror will be merged with and into Tower and that, upon consummation of the Merger, Tower, as the surviving corporation, will become a wholly-owned subsidiary of Parent.

If you sell your Shares in the Offer, you will cease to have any equity interest in Tower or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the surviving corporation and will not have any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the conversion of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of Tower or the surviving corporation, as applicable.

We expect that, following consummation of the Transactions, the operations of Tower, as the surviving corporation in the Merger, will be conducted substantially as they currently are being conducted. Nevertheless, the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the surviving corporation decide that such transactions are in the best interest of the surviving corporation upon such review.

Except as disclosed in this Offer to Purchase (see Section 7—“Certain Effects of the Offer” and Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”) and in connection with the Merger Agreement, Offeror and Parent have no other present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Tower or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of Tower or any of its subsidiaries, (c) any material change in Tower’s present dividend rate or policy, or indebtedness or capitalization, (d) any other material change in Tower’s corporate structure or business, (e) changes to the management of Tower or the board of directors of Tower, (f) a class of securities of Tower being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (g) a class of equity securities of Tower being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

The Offer. The Merger Agreement provides that the Offeror will commence a cash tender offer to purchase any and all of the outstanding Shares at a price per Share of $31.00, in cash, net of applicable withholding, without interest, and, upon the terms and subject to the conditions of the Merger Agreement, including the satisfaction or waiver of all of the Offer Conditions (as defined below), it will, prior to 9:00 A.M., New York City time, on the business day immediately following the Expiration Time, irrevocably accept for payment, and, at or as promptly as practicable following thereafter (but in any event within two business days following acceptance for payment (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Pursuant to the terms of the Merger Agreement, unless extended or amended in accordance with the Merger Agreement, the Offer will expire at 5:00 P.M., New York City time, on the date that is 21 business days following the commencement of the Offer.

The Offeror will not be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the conditions described in “Section 13—Conditions of the Offer” exist or have occurred and are continuing at the scheduled Expiration Time.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror and Parent expressly reserve the right to waive, in whole or in part, any condition of the Offer (other than the Minimum Condition), to increase the Offer Price or to modify the terms of the Offer. However, pursuant to the Merger Agreement, each of Parent and the Offeror has agreed that it will not, without the prior written consent of Tower (in its sole and absolute discretion): (a) reduce the maximum number of Shares sought to be purchased in the Offer; (b) reduce the Offer Price or change the form of consideration payable in the Offer; (c) change, modify or waive the Minimum Condition; (d) impose conditions to the Offer that are in addition to the Offer Conditions, or modify or amend any existing Offer Condition in a manner that is adverse to the holders of the Shares; (e) except as otherwise required or expressly permitted by the Merger Agreement (including as described below), extend or otherwise change the Expiration Time; (f) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or (g) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares. The Offer may not be terminated prior to its scheduled Expiration Time unless the Merger Agreement is terminated in accordance with its terms.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer will be extended from time to time as follows: (a) the Offeror will extend the Offer for the minimum period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or rule of NYSE; (b) if, at the then-scheduled Expiration Time, Tower brings or has brought any proceeding to enforce specifically the performance of the Merger Agreement by Parent or the Offeror, the Expiration Time will be extended for the period during which such action is pending or by such other time period established by the governmental entity presiding over such proceeding (but, in each case, not beyond the End Date); and (c) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in order to permit the satisfaction of such Offer Conditions, the Offeror is required to extend the Offer on one or more occasions in consecutive periods of five business days each (or such other duration as Parent and Tower may agree) but not beyond the End Date.

In addition, subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offeror may, in its sole discretion, extend the Offer on up to four occasions in consecutive increments of five business days or such other duration as may be agreed by Parent and Tower (but not later than the End Date) if, at the then-scheduled Expiration Time, (1) the full amount of the Debt Financing (as defined below) has not been funded and will not be available to be funded at the Offer Acceptance Time and the Closing and (2) Parent and the Offeror acknowledge and agree in writing that (a) Tower would be entitled to terminate the Merger Agreement pursuant to paragraph C.3 of the Termination section below and receive the Parent Termination Fee in the amount of $46,320,000 and (b) certain conditions to the Offer will be deemed to be satisfied or waived at the Expiration Time after giving effect to any extension (if such conditions were actually satisfied at the time of extension).

Subject to its rights and obligations under the Merger Agreement to extend or terminate the Offer, the Offeror will not be required to accept for payment or pay for any tendered Shares in the event that any Offer Condition has not been satisfied or waived at the scheduled Expiration Time of the Offer.

Recommendation. Pursuant to the Merger Agreement, Tower has represented that the Tower Board of Directors unanimously: (a) determined that the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interest of Tower and its stockholders; (b) determined that the Offer is advisable and in the best interests of Tower and its stockholders; (c) approved the Merger Agreement, the Merger and the other transactions contemplated thereby and declared it advisable that Tower enter into the Merger Agreement and consummate the transactions contemplated thereby in accordance with the DGCL; (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (e) recommended that the stockholders of Tower tender their Shares in the Offer.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective

Time, the Offeror will be merged with and into Tower, whereupon the separate corporate existence of the Offeror will cease and Tower will be the Surviving Corporation (as defined below) and will become a direct, wholly owned subsidiary of Parent. Subject to the satisfaction or waiver of the conditions to the Merger, the Closing will take place as soon as practicable following the consummation of the Offer, but in any event no later than the date of, and immediately following, the Offer Acceptance Time or at such other date and time as Tower and Parent may agree in writing. At the Closing, Parent and Tower will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware the Certificate of Merger executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL. The Merger will become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and Tower may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”). The Merger will be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of Tower. Parent, the Offeror and Tower have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the stockholders of Tower in accordance with Section 251(h) of the DGCL.

Section 251(h) Merger; No Stockholder Approval. If the Offer is consummated and as a result the Offeror owns Shares that represent at least one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of Tower’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation, pursuant to a merger agreement, of a tender offer for all shares of stock of a public Delaware corporation (other than certain shares permitted by the DGCL to be excluded from such tender offer) that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation or its affiliates equals at least a minimum percentage of the stock of the target corporation, and of each class or series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt the applicable merger agreement under the DGCL and the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the merger may be effected without a vote of the stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Closing will take place as soon as practicable after the consummation of the Offer, but no later than the date on which and immediately following when, the Offeror irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer without a vote of the stockholders of Tower, in accordance with Section 251(h) of the DGCL.

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Tower as in effect immediately prior to the Effective Time will be amended and restated in its entirety as set forth on Exhibit A to the Merger Agreement, and as so amended and restated shall be the certificate of incorporation of Tower after the consummation of the Merger (the “Surviving Corporation”), until thereafter amended in accordance with its terms and applicable law (subject to certain provisions of the Merger Agreement).

At the Effective Time, the bylaws of Tower will be amended and restated in their entirety to read as set forth on Exhibit B to the Merger Agreement, and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with its terms, the provisions of the amended and restated certificate of incorporation of the Surviving Corporation and applicable law (subject to certain provisions of the Merger Agreement).

The Merger Agreement further provides that, from and after the Effective Time, (a) the directors of the Offeror immediately before the Effective Time will be the directors of the Surviving Corporation, and (b) the officers of the Offeror immediately before the Effective Time will be the officers of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or applicable law.

Effect of the Merger on Capital Stock. At the Effective Time:

•

each Share that is issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares (as defined below) and any Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive $31.00 in cash, net of applicable withholding, without interest (the “Merger Consideration”);

•

each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation; and

•

each Share that is issued immediately prior to the Effective Time and that is held in treasury by Tower and each Share that is issued and outstanding immediately prior to the Effective Time and that is owned by Tower, Parent or the Offeror or any of their respective subsidiaries (collectively, the “Cancelled Shares”) will be cancelled automatically, be extinguished and will cease to exist and no consideration will be delivered in exchange for those Cancelled Shares.

Treatment of Equity Awards. The Merger Agreement provides that, at the Effective Time, each option award in respect of Shares granted under the Tower International, Inc. 2010 Equity Incentive Plan (the “Equity Plan”) that is unexercised and outstanding immediately before the Effective Time (a “Company Option”), whether vested or unvested, and that has an exercise price per Share that is less than the Merger Consideration, will fully vest and will be cancelled and converted automatically into the right to receive from or on behalf of the Surviving Corporation as soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time) an amount in cash, without interest, equal to the product of (x) the amount by which the Merger Consideration exceeds the exercise price per Share of such Company Option and (y) the total number of Shares subject to such Company Option, net of applicable tax withholding. At the Effective Time, each Company Option that has an exercise price per Share that is greater than or equal to the Merger Consideration will cease to be outstanding, be cancelled and cease to exist and the holder of any such Company Option will not be entitled to payment of any consideration.

The Merger Agreement further provides that, at the Effective Time, each restricted stock unit award in respect of Shares granted under the Equity Plan (a “Company RSU”) that is outstanding immediately before the Effective Time, will fully vest and will be cancelled and converted automatically into the right to receive from or on behalf of the Surviving Corporation as soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time) an amount in cash, without interest, equal the Merger Consideration multiplied by the total number of Shares underlying such Company RSU, net of applicable tax withholding.

The Merger Agreement further provides that, at the Effective Time, each performance award granted under the Equity Plan (a “Company Performance Award”) that is outstanding immediately before the Effective Time, will be cancelled and converted automatically into the right to receive, within 60 days after the Effective Time, a cash payment (net of applicable tax withholding), equal to the amount that would be payable in respect of such Company Performance Award based on deemed performance achievement, pro-rated (unless the holder has an express contractual right to exclude proration) for any incomplete performance period, with such proration based on the number of completed calendar months elapsed during the performance period prior to the Effective Time.

Representations and Warranties. In the Merger Agreement, Tower has made customary representations and warranties to Parent and the Offeror with respect to, among other matters: its organization and power to operate its business; subsidiaries of Tower; qualifications and licenses; its capitalization and outstanding equity awards; non-contravention of organizational documents, applicable laws or contracts; governmental authorizations required to consummate the transactions; public filings; financial statements and internal controls; absence of undisclosed liabilities; permits and compliance with law; environmental matters; employee benefit plans; absence of certain changes (including the absence of a Material Adverse Effect (as defined below)) since December 31, 2018; litigation; tax matters; employment and labor relations; real property; intellectual property; material contracts; fairness opinions of financial advisors in connection with the Transactions; brokers’ fees; absence of Takeover Statute (as defined below) applicable to Tower in connection with the Transactions; affiliate transactions; insurance; absence of stockholder rights agreement; vendors and customers; and recalls and product liability.

Some of the representations and warranties in the Merger Agreement made by Tower are qualified, among other things, as to “materiality” or a Material Adverse Effect standard.

For purposes of the Merger Agreement, Material Adverse Effect, as it relates to Tower (a “Material Adverse Effect”), generally means any change, effect, event, occurrence or development that (i) has or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of Tower and its subsidiaries taken as a whole or (ii) would reasonably be expected to materially delay or have a material adverse effect on Tower’s ability to timely consummate the transactions contemplated by the Merger Agreement, excluding, however, solely in the case of clause (i) above, the impact of:

•	(A) changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally;

•	(B) changes or proposed changes in GAAP or other accounting standards or any official interpretation or enforcement of accounting standards after the date of the Merger Agreement;

•	(C) changes in legislative conditions or laws or any changes or developments in the official interpretation or enforcement of laws by governmental entities after the date of the Merger Agreement;

•	(D) changes in regional, domestic, foreign or global political or geopolitical conditions;

•	(E) changes or developments in business conditions affecting the industries in which Tower or any of its subsidiaries operate;

•

(F) the announcement of the Merger Agreement, the Offer or the Merger or the identity of Parent or any of its affiliates as the acquiror of Tower, including the loss of employees or customers (other than for purposes of certain representations or warranties);

•	(G) weather conditions or other acts of God;

•

(H) a decline in the trading price or trading volume of the Shares or any change in the ratings or ratings outlook for Tower or any of its subsidiaries or the failure to meet any published analyst estimates or expectations of Tower’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Tower to meet its internal or published projections, guidance, budgets, forecasts, plans or estimates; and

•

(I) except for the obligations of Tower and its subsidiaries described under the heading “— Conduct of Business of Tower” below, any action taken or not taken by Tower or any of its subsidiaries as expressly required by the Merger Agreement or with the prior written consent or authorization of Parent or the Offeror (other than any such consent or authorization that is based upon facts furnished by Tower that are inaccurate or incomplete in any material respects);

except, in the case of clauses (A) through (E) and clause (G), to the extent that the related impact has had or would reasonably be expected to have a disproportionate adverse effect on Tower and its subsidiaries relative to other companies operating in the industries in which Tower and its subsidiaries conduct business.

Each of Parent and the Offeror has made customary representations and warranties to Tower with respect to, among other matters: organization and power; authorization; enforceability of the Merger Agreement; absence of governmental authorizations required to consummate the transactions; non-contravention of organizational documents, applicable laws or contracts; capitalization and operations of the Offeror; Parent’s ownership of the Offeror; ownership of Shares; financing of the transactions; solvency of the Surviving Corporation; litigation; absence of arrangements with any stockholder (other than any existing limited partner of the Equity Investor or any of their respective affiliates) director, officer or employee of Tower; and non-reliance on Tower’s estimates, projections, predictions, data, financial information, memorandum, presentations or other materials or information.

Some of the representations and warranties in the Merger Agreement made by Parent and the Offeror are qualified, among other things, as to “materiality” or a Parent Material Adverse Effect standard. For purposes of the Merger Agreement, material adverse effect as it relates to Parent (a “Parent Material Adverse Effect”) means any fact, change, circumstance, event, occurrence, condition or development that has a material adverse effect on Parent’s ability to timely consummate the transactions contemplated in the Merger Agreement (including the Offer, the Merger and the Financing (as defined below)).

The representations, warranties and covenants contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties thereto, and those representations, warranties and covenants should not be relied on by any other person.

In addition, those representations, warranties and covenants:

•	have been made only for purposes of the Merger Agreement;

•

with respect to Tower, have been qualified by (i) matters specifically disclosed in any reports filed with or furnished to the SEC by Tower on or after January 1, 2018 and publicly available at least one business day prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures set forth in the confidential disclosure letter (the “Company Disclosure Letter”) delivered by Tower to Parent and the Offeror prior to the execution of the Merger Agreement—such information modifies, qualifies and creates exceptions to the representations and warranties made by Tower in the Merger Agreement;

•	will not survive consummation of the Merger, except for certain covenants;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain instances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•

are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a Material Adverse Effect or a Parent Material Adverse Effect, as described above.

Covenants.

Conduct of Business of Tower. The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time or earlier termination of the Merger Agreement pursuant to its terms, except as may be required by applicable law, as required by the Merger Agreement, with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) or as set forth in the Company Disclosure Letter, Tower is required to, and is required to cause its subsidiaries to, use commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course, (ii) comply in all material respects with applicable laws, and (iii) preserve intact its business organization and preserve in all material respects its present and future relationships with customers, suppliers, governmental entities and other persons with which it has business relations or regulator relations, in each case, consistent with past practice.

The Merger Agreement also contains specific restrictive covenants as to certain actions taken by Tower and its subsidiaries between the date of the Merger Agreement and the Effective Time or earlier termination of the Merger Agreement pursuant to its terms, which provide that Tower and its subsidiaries will not take certain actions, except as required by law or the Merger Agreement, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as set forth in the Company Disclosure Letter, including:

•	amend their respective organizational documents;

•

issue, deliver, sell, pledge, encumber, dispose of, grant, transfer, split, combine, reclassify or authorize the issuance, delivery, sale, pledge, encumbrance, disposition or grant of any capital stock, voting securities or other equity interests of Tower or any of its subsidiaries;

•

make, declare, set aside or pay any dividend, or make any other distribution on, redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for any shares of Tower’s capital stock, except for certain exceptions;

•

grant any Company Options, Company RSUs, Company Performance Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of any of their respective capital stock;

•

issue, sell or otherwise permit to become outstanding any additional shares of Tower’s capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of any of their respective capital stock, except for certain exceptions;

•

incur, create, issue, syndicate, refinance, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any options, warrants, calls, debt securities or any rights to acquire any debt securities, except for certain exceptions;

•

pledge, mortgage or encumber any of its properties, assets or rights having a fair market value in excess of $1 million individually or $3 million in the aggregate (other than to Tower or its wholly owned subsidiary), except for certain exceptions;

•

sell, lease, license, transfer, abandon or otherwise dispose of any of its properties, assets or rights having a fair market value in excess of $1 million individually or $3 million in the aggregate, to any person (other than to Tower or its wholly owned subsidiary), except for certain exceptions;

•

acquire for cash consideration any assets or make any investment in any person (in each case other than a wholly owned subsidiary of Tower) in excess of $1 million individually or $3 million in the aggregate, except for certain exceptions;

•

(i) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or employee of Tower or any of its subsidiaries or adopt, waive the performance of, amend or terminate any Tower benefit plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Tower benefit plan if it were in existence as of the date of the Merger Agreement, except for certain exceptions, (ii) accelerate any rights or benefits under any Tower benefit plan, or (iii) accelerate the time of vesting, change the criteria for vesting or payment of any award under any Tower benefit plan, in each case except as required by the terms of the Merger Agreement or as required by applicable law or the terms of a Tower benefit plan or contract or agreement in effect on the date of the Merger Agreement;

•

other than with respect to the renewal of any existing collective bargaining agreement or other similar arrangement relating to unions, works councils, similar entities or other organized employees on substantially similar terms as in effect on the date of the Merger Agreement, adopt or enter into any collective bargaining agreement or other similar arrangement relating to unions, works councils, similar entities or other organized employees;

•

increase the compensation or benefits of (i) any current or former director or officer of Tower or its subsidiaries or (ii) any non-officer employee of Tower or its subsidiaries, except for (x) as required by applicable law or the terms of a Tower benefit plan or contract in effect on the date of the Merger Agreement or (y) increases of salary, wages and incentive cash compensation in connection with the promotion or performance reviews of an existing employee in the amount consistent with past practice for such positions;

•

(i) make, change or rescind any material election relating to taxes except in the ordinary course of business, (ii) settle or compromise any material proceeding relating to taxes or surrender any right to obtain a material tax refund or credit, offset or other reduction in tax liability, (iii) enter into any closing agreement with respect to any material taxes, (iv) change any method of reporting material income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ended December 31, 2018; except, in each case, as is required by applicable law or GAAP, or (v) request any tax rulings from any governmental entity;

•	make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP, applicable rules and regulations of the SEC or applicable law;

•

(i) terminate the employment of any employee, other than terminations for cause or terminations of employees with a title junior to director in the ordinary course of business, (ii) effectuate any plant closing or mass layoff that would incur any Liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988, or (iii) hire any new employees, except employees with a title more junior than director or to fill vacancies occurring after the date of the Merger Agreement, in each case, in the ordinary course of business;

•

settle any proceedings if such settlement would (i) require a payment by Tower in excess of $250,000 in any individual case or series of related cases or $1 million in the aggregate with all other proceedings, other than claims reserved against in Tower’s financial statements (for amounts not in excess of such reserves), (ii) involve injunctive or equitable relief, (iii) impose any restrictions or changes on the business or operations of Tower or any of its subsidiaries other than customary confidentiality agreements incidental to such settlement or (iv) involve any admission of wrongdoing or liability or other adverse consequences on Tower or Parent or any of their respective subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Tower or any of its subsidiaries;

•

engage in any transaction with a counterparty to, or enter into, any contracts or transactions between Tower or any of its subsidiaries, on the one hand, and any of Tower’s former or current, direct or indirect, equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, and such person’s affiliates or immediate family members, on the other hand;

•	adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

•

enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the date of the Merger Agreement) or terminate any line of business existing as of the date of the Merger Agreement;

•

(x) other than a renewal of a contract on terms no less favorable in all material respects in the aggregate to Tower or its subsidiaries, enter into, extend or renew, or otherwise modify, amend, terminate or waive any material rights or obligations under any material contract or (y) enter into any contract that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights of the other party or parties to such contract in connection with the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any future change of control;

•

cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor;

•	make any capital expenditures or other expenditures with respect to property, plant or equipment;

•

(i) omit to take any action necessary to maintain or renew any material owned intellectual property or (ii) sell, transfer, assign, lease, license or allow to lapse any rights in the material owned intellectual property, other than non-exclusive licenses in the ordinary course of business; or

•	convene any special meeting (or any adjournment or postponement thereof) of the stockholders of Tower.

Conduct of Business of Parent and the Offeror. Between the date of the Merger Agreement and the Effective Time, the Offeror is required to not carry on any business or conduct any operations other than as necessary, advisable or convenient to the execution of the Merger Agreement and consummation of the transactions contemplated thereby, the performance of its obligations under the Merger Agreement and matters ancillary thereto (including the Financing) and have no assets, liabilities or obligations of any nature other than those incident to its formation or incurred in connection with the Merger Agreement and the Offer, the Merger, the Financing and the other transactions contemplated by the Merger Agreement.

Access to Information. Between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms for purposes of furthering the transactions contemplated by the Merger Agreement, upon reasonable advance notice, Tower is required to afford to Parent and its representatives reasonable access during normal business hours to the personnel, properties, books, contracts, commitments and records of Tower and its subsidiaries (subject to certain exceptions), provided that any such access is required to be conducted in such a manner as not to interfere unreasonably with the normal business or operations of Tower and coordinated exclusively through certain designated representatives of Tower.

Go Shop.

Between the date of the Merger Agreement and continuing until 12:01 A.M. New York City time on the 35th day after the date the Merger Agreement (the “Solicitation Period End Time”), Tower, its subsidiaries and their respective representatives have the right, pursuant to the Merger Agreement, to, directly or indirectly:

•

initiate, solicit, and encourage any Acquisition Proposal (as defined below) or any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

provide access to non-public information to any person pursuant to an Acceptable Confidentiality Agreement (as defined below) executed by the person receiving such non-public information; provided that Tower promptly makes available to Parent any new written material non-public information concerning Tower made available to any such person and that was not previously made available to Parent;

•

grant a waiver with respect to, render inapplicable or otherwise exempt a person from any “standstill” obligation with respect to Tower to the extent necessary to permit a person to make an Acquisition Proposal; and

•

engage or enter into, continue or otherwise participate in any discussions or negotiations with any persons with respect to any Acquisition Proposal or otherwise cooperate with, or assist or participate in, or facilitate, any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal.

Pursuant to the Merger Agreement, Parent is required not to, and is required to cause the Offeror and its respective affiliates not to, actively interfere with such negotiations and discussions.

Go Shop End Time. At the Solicitation Period End Time (or, with respect to any Excluded Party (as defined below), until 12:01 A.M. New York City time on the 10th day after the date on which the Solicitation Period End Time occurs (the “Cut-Off Time”)), Tower is required to:

•

and is required to cause each of its officers, directors, representative and affiliates to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any persons with respect to an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal;

•	as promptly as possible (and in any event within 24 hours) send written notice of such termination to any and all persons with whom it is terminating solicitations, discussions or negotiations;

•

as promptly as possible (and in any event within 24 hours) request that each person that has previously executed a confidentiality or similar agreement in connection with its consideration of an Acquisition Proposal return to Tower or destroy any non-public information previously made available to such person; and

•	as promptly as possible (and in any event within 24 hours) terminate dataroom access made available to any such person and its representatives.

No later than 24 hours after the Solicitation Period End Time, Tower is required to (i) notify Parent in writing of (x) the number of persons with which Tower entered into an Acceptable Confidentiality Agreement (as defined below) between the date of the Merger Agreement and the Solicitation Period End Time, (y) the number of persons that submitted an Acquisition Proposal in that period and (z) the identity of each Excluded Party and (ii) provide Parent with a written summary of all material terms of any then-pending Acquisition Proposals that were made in writing by any Excluded Party.

No Shop. From the Solicitation Period End Time (or, in the case of an Excluded Party, the Cut-Off Time) until the Effective Time or earlier termination of the Merger Agreement pursuant to its terms, except as expressly permitted by the Merger Agreement, Tower is required not to (and will not publicly announce any intention to), directly or indirectly

•

initiate, solicit, knowingly facilitate or knowingly encourage any inquiry, discussion or request with respect to, or the making of, any proposal or offer that would reasonably be expected to lead to, or that constitutes, any Acquisition Proposal (provided, that Tower may contact any person who made an Acquisition Proposal solely for the purpose of clarifying their Acquisition Proposal),

•

engage or enter into, continue or otherwise participate in any negotiations or discussions concerning, or otherwise cooperate with, knowingly assist or participate in, knowingly facilitate or provide access to any non-public information or data or to its properties, books, records or personnel to any person relating to an Acquisition Proposal,

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or

•	resolve or agree to take any of the foregoing actions.

From the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement, except as expressly permitted by the Merger Agreement, (A) Tower is required not to (and may not publicly announce any intention to), directly or indirectly, (x) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other agreement, understanding or arrangement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or any contract requiring Tower to abandon, terminate or fail to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (y) take any action to make the provisions of any anti-takeover law, or any restrictive provision of Tower’s organizational documents, inapplicable to any Acquisition Proposal or to any person making an Acquisition Proposal, or (z) resolve or agree to take any of the foregoing actions and

(B) Tower and its subsidiaries are required not to terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Tower or any of its subsidiaries is a party. However, Tower will be entitled to grant a waiver with respect to any “standstill” obligation in order to permit a person to make an Acquisition Proposal.

Superior Proposal. The Merger Agreement further provides that if, after the Solicitation Period End Time (or, in the case of an Excluded Party, the Cut-Off Time), but prior to the Offer Acceptance Time, Tower or its Board of Directors receives a bona fide written Acquisition Proposal that did not result from a material breach of the terms of Tower’s non-solicitation obligations under the Merger Agreement and Tower’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes a Superior Proposal (as defined below) or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take the actions described in the immediately list below would be inconsistent with the Tower Board of Directors’ fiduciary duties to Tower’s stockholders, the Merger Agreement will not prevent Tower or the Tower Board of Directors from:

•

providing access to its properties, books and records and providing information or data in response to a request therefor by a person or group who has made such Acquisition Proposal; provided, that (A) such person or persons enter into a confidentiality agreement with Tower that, among other things required by the Merger Agreement, contains terms that are in the aggregate no less favorable to Tower than those contained in Tower’s confidentiality agreement executed with Parent’s affiliate (an “Acceptable Confidentiality Agreement”) and (B) Tower has promptly made available to Parent any written material non-public information concerning Tower or any of its subsidiaries that was made available to any such person that was not previously made available to Parent; or

•	contacting and engaging in any negotiations or discussions with any person or group and their respective representatives who has made such Acquisition Proposal.

Pursuant to the Merger Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent, the Offeror or their respective affiliates) relating to, in a single transaction or series of related transactions:

•

any direct or indirect acquisition, purchase or license of the assets or business of Tower or any of its subsidiaries that constitute 20% or more of the consolidated net revenues, consolidated net income or consolidated assets of Tower and its subsidiaries, taken as a whole;

•

any direct or indirect acquisition, purchase or issuance (whether by merger, consolidation, spin-off, share exchange (including a split-off), business combination or similar transaction involving an acquisition of Tower) of 20% or more of any class or series of Tower securities;

•	any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of any class or series of capital stock of Tower;

•

any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Tower (or any subsidiary or subsidiaries of Tower whose business constitutes 20% or more of the net revenues, net income or assets of Tower and its subsidiaries, taken as a whole); or

•	any other transaction having a similar effect to those described in the four bullets immediately above.

Pursuant to the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased from 20% to 50%) that the Tower Board of Directors in good faith determines would, if consummated on its terms, result in a transaction that is more favorable from a financial point of view to the stockholders of Tower than the transactions contemplated in the Merger Agreement (taking into account any changes to the terms of the Offer, the Merger and the Merger Agreement proposed by Parent) and that the Tower Board of Directors in good faith determines is reasonably likely to be timely completed (if accepted) in accordance with its terms, in each case, taking into account all financial, regulatory, legal and other aspects of the proposal that the Tower Board of Directors determines to be relevant thereto and after receiving the advice of a financial advisor and outside legal counsel.

From and after the Solicitation Period End Time until the Offer Acceptance Time, Tower is required to, within 24 hours after receiving an Acquisition Proposal or any inquiry or request that would reasonably be expected to lead to an Acquisition Proposal, (i) notify Parent in writing of such Acquisition Proposal or such inquiry or request, including the material terms and conditions of the Acquisition Proposal (including the identity of the Person or group making such Acquisition Proposal, the price per share, structure, closing conditions, and regulatory and financing provisions), and (ii) deliver to Parent copies of all written proposals, letters of interest, term sheets, commitment letters, proposed definitive documents or similar documents relating to any Acquisition Proposal received by Tower from any such offeror. Tower is required to keep Parent reasonably informed in all material respects of any material developments with respect to any such Acquisition Proposal (and any subsequent amendments or modifications thereto) and deliver copies of revised or newly received documents received by Tower from any such offeror to Parent within 24 hours of receipt. Tower is required to, within 24 hours following a determination by the Tower Board of Directors that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

Except as set forth in the Merger Agreement, prior to the Offer Acceptance Time, neither the Tower Board of Directors nor any committee thereof is permitted to:

•	(i) make an “Adverse Recommendation Change”, meaning any of the following:

•	withdraw, change, amend, modify or publicly propose to withdraw, change, amend, modify or qualify (in a manner adverse to Parent or the Offeror) the Tower Board of Directors’ recommendation;

•	fail to include the Tower Board of Directors’ recommendation in the Schedule 14D-9;

•	recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within 10 business days after commencement of such Acquisition Proposal; or

•

following any Acquisition Proposal having been publicly made, proposed or communicated (and not publicly withdrawn), fail to publicly reaffirm the Tower Board’s recommendation within five business days following Tower’s receipt of Parent’s written request to do so, subject to certain limitations set forth in the Merger Agreement; or

•

(ii) approve, recommend, authorize, cause, permit, resolve to allow, or publicly announce an intention to approve or recommend that, Tower or any of its subsidiaries to enter into any Alternative Acquisition Agreement.

Notwithstanding the foregoing restrictions, in response to any bona fide written Acquisition Proposal received by the Tower Board of Directors, at any time prior to the Offer Acceptance Time, that does not result from a material breach of Tower’s non-solicitation obligations under the Merger Agreement and that the Tower Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, if accepted, constitutes a Superior Proposal, the Tower Board of Directors may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change with respect to such Acquisition Proposal or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal in accordance with the Merger Agreement, only if all of the following conditions are met:

•	Tower is required to have:

•	provided to Parent five business days’ prior written notice (the “Superior Proposal Notice Period”), which will state its intention to make an Adverse Recommendation Change or termination with respect to such Superior Proposal, which specifies the material terms and conditions of such Superior Proposal and which specifically (i) identifies the person or group making such Superior Proposal, and (ii) includes copies of all relevant proposed definitive transaction agreements with the person making such Superior Proposal; and

•

to the extent requested by Parent, engaged in good faith negotiations with Parent during the Superior Proposal Notice Period, and caused its representatives to engage in good faith negotiations with Parent’s representatives during such notice period to revise the Merger Agreement in such a manner that would eliminate the need for taking such action (and would cause such Superior Proposal to no longer constitute a Superior Proposal), subject to the terms of the Merger Agreement; and

•

the Tower Board of Directors is required to have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Adverse Recommendation Change with respect to the Superior Proposal or to so terminate the Merger Agreement in accordance with its terms, as applicable, would be inconsistent with Tower Board of Directors’ fiduciary duties under applicable law. In the case of any change to the financial or other material terms of an Acquisition Proposal that was previously the subject of a written notice to Parent during the Superior Proposal Notice Period as provided above, a new notice to Parent will be required, but the Superior Proposal Notice Period will be four business days rather than five business days.

Intervening Events. In addition, notwithstanding the foregoing restrictions, upon the occurrence of any Intervening Event (as defined below), the Tower Board of Directors may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change, only if all of the following conditions are met:

•	Tower is required to have:

•

provided to Parent four business days’ prior written notice (the “Intervening Event Notice Period”), describing the relevant details of the Intervening Event and its intention to effect an Adverse Recommendation Change; and

•

to the extent requested by Parent, engaged in good faith negotiations, and caused its representatives to engage in good faith negotiations with Parent’s representatives, with Parent during the Intervening Event Notice Period to amend the Merger Agreement so that the failure of the Tower Board of Directors to make an Adverse Recommendation Change in response to the Intervening Event would no longer be inconsistent with the Tower Board of Directors’ fiduciary duties under applicable law, and further subject to the terms of the Merger Agreement; and

•

the Tower Board of Directors is required to have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make an Adverse Recommendation Change would be inconsistent with the Tower Board of Directors’ fiduciary duties under applicable Law. In the case of any material changes to the circumstances surrounding an Intervening Event that was previously the subject of a written notice to Parent during the Intervening Event Notice Period as provided above, a new notice to Parent will be required, but the Intervening Event Notice Period will be three business days rather than four business days.

Pursuant to the Merger Agreement, “Intervening Event” means any positive material event or development or material change in circumstances with respect to Tower and its subsidiaries, taken as a whole, that (i) was not actually known to, or reasonably expected by, the Tower Board of Directors as of, or prior to, the date of the Merger Agreement; and (ii) does not relate to any Acquisition Proposal or Superior Proposal; provided, that in no event will any of the following events, changes, circumstances, effects, developments or states of fact be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) changes or developments in domestic, foreign or global markets, including (1) changes or developments in or affecting regional, domestic or foreign securities, equity, credit or financial markets and (2) changes or developments in or affecting regional, domestic or foreign interest or exchange rates; (C) changes or developments in domestic, foreign or global economic conditions generally; (D) changes in regional, domestic, foreign or global political or geopolitical conditions; (E) weather conditions or other acts of God; and (F) any change in the trading price or trading volume of the Shares or any change in the ratings or ratings outlook for Tower or any of its subsidiaries or the outperformance of any published analyst estimates or expectations of Tower’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any outperformance by Tower of its internal or published projections, guidance, budgets, forecasts, plans or estimates (provided, that the underlying causes thereof may be considered in determining whether an Intervening Event has occurred if not otherwise excluded hereunder).

Nothing set forth in the Merger Agreement prohibits Tower or the Tower Board of Directors, directly or indirectly through their respective representatives, from (i) taking and disclosing to the stockholders of Tower any position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to Tower’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) making any disclosure to the stockholders of Tower that is required by applicable law with regard to an Acquisition Proposal.

Employees; Benefit Plans. For one year following the Effective Time (the “Continuation Period”), Parent is required to provide to each employee of Tower or its subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective subsidiaries following the Effective Time (collectively, the “Company Employees”) (i) base salary or base hourly wage rate, if applicable, and annual cash incentive compensation opportunities (excluding, long-term or equity-based awards, or any change in control or retention bonuses) that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and employee benefits (other than long-term or equity-based awards, change in control or retention bonuses, and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time.

Parent is also required under the Merger Agreement, from and after the Effective Time, to assume, honor and continue all Tower benefit plans and compensation, employment and severance arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time, and the Merger will be deemed to constitute a “change in control” (or similar words to such effect) under all such Tower benefit plans and under all compensation, employment and severance arrangements and agreements. This, however, will not limit the ability of Parent or the Surviving Corporation, as applicable, to amend, modify or terminate any Tower benefit plan following the Effective Time.

Following the date on which the closing actually occurs (the “Closing Date”), Parent will, or will cause the Surviving Corporation to, subject to any applicable law and applicable tax qualification requirements, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Surviving Corporation or their subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize all service of each Company Employee with Tower or its subsidiaries before the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans (except to the extent recognizing such service would result in a duplication of benefits). In addition, with respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent will, to the extent permitted by applicable law and any insurer or service provider under the applicable Post-Closing Plan (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Tower benefit plan in which such Company Employee participated immediately before the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such

Post-Closing Plan. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

Before the Effective Time, Tower is required to take such actions as Parent may reasonably request to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of Tower (the “401(k) Plan”) and any Tower benefit plan that is subject to Section 409A of the Internal Revenue Code of 1986, as amended, as Parent may deem necessary or appropriate; provided, that (i) such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan and (ii) no such action will be effective prior to the Effective Time.

Directors’ and Officers’ Indemnification and Insurance. For six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to indemnify and hold harmless all past and present directors and officers of Tower and each individual who served as a director, officer, employee, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Tower or any subsidiary of Tower (each, an “Indemnitee” and, collectively, the “Indemnitees”) to the same extent such persons are indemnified as of the date of the Merger Agreement by Tower in accordance with the Tower organizational documents, the organizational documents of the subsidiaries of Tower and indemnification agreements, if any, in existence as of the date of the Merger Agreement that were made available to Parent, with respect to damages and expenses in connection with any actual or threatened proceeding or investigation arising out of acts or omissions in their capacities as directors, officers or agents of Tower or any of its subsidiaries occurring at or prior to the Effective Time, including any acts or omissions occurring in connection with the adoption of the Merger Agreement and the consummation of the Transactions. The Surviving Corporation will, and Parent will cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any actual or threatened proceeding or investigation with respect to the matters subject to indemnification pursuant to the Merger Agreement.

For not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of each subsidiary of Tower shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to all past and present directors and officers of Tower and its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Tower or its subsidiaries, for periods at or prior to the Effective Time than are set forth in the amended and restated certificate of incorporation and amended and restated bylaws annexed to the Merger Agreement as Exhibits A and B, respectively. To the extent permitted by applicable law, indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees that have been made available to Parent shall continue in full force and effect in accordance with their terms following the Effective Time.

Further, the Merger Agreement requires Parent to obtain, or cause to be obtained, as of the Effective Time, a “tail” insurance policy with a claims period of six years after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary insurance covering matters arising on or before the Effective Time (“D&O Insurance”) on terms substantially equivalent to, and in any event not less favorable in the aggregate than, the existing policies of Tower and its subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, after the Effective Time, the Surviving Corporation will not be required to pay annual premiums for the D&O Insurance in excess of 300% of the last annual premium paid by Tower prior to the date of the Merger Agreement, but in such case will purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, Tower may purchase, prior to the Effective Time, at prevailing market rates (and in no event at a cost greater than 300% of the last annual premium paid by Tower prior to the date of the Merger Agreement in respect of D&O Insurance), a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Tower and its subsidiaries with respect to matters arising on or before the Effective Time.

Anti-Takeover Statutes. If any takeover statute becomes applicable to the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement, Tower and Parent and their respective boards of directors will grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate, or otherwise minimize, the effects of such takeover statute on the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Regulatory Approvals. The Merger Agreement provides that Parent, the Offeror and Tower will use their reasonable best efforts to obtain any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, or waiver of any exemption by, any Governmental Entity.

Filings. Pursuant to the terms of the Merger Agreement, within 10 days after the date of the Merger Agreement, each of Tower and Parent agreed to (i) make an appropriate filing of their notification and report forms under the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) promptly file any comparable notifications and report forms under any other applicable antitrust law. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act or pursuant to any other applicable antitrust law (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and the parties will cause their respective counsel to closely cooperate during the entirety of any such Second Request review process. The parties submitted such notification pursuant to the HSR Act on July 25, 2019. At 11:59 pm Eastern time on August 9, 2019, the waiting period under the HSR Act expired and, accordingly, this condition has been satisfied.

Public Announcements. Subject to customary exceptions, Tower and Parent have agreed to consult with each other before issuing any press release or making any other public announcement with respect to the Merger Agreement and the transactions contemplated thereby and will not issue any such press release or make any such public announcement without the prior consent of the other party. However, such restrictions do not apply to (i) any public release or public announcement (x) made or proposed to be made by Tower in connection with an Acquisition Proposal, a Superior Proposal, an Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate the non-solicitation provisions of the Merger Agreement or (y) in connection with any dispute between the parties regarding the Merger Agreement or the transactions contemplated thereby or (ii) ordinary course communications by Parent, the Offeror or any of their respective affiliates regarding the Merger Agreement and the transactions contemplated thereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any affiliates of such person, in each case, who are subject to customary confidentiality restrictions.

Stock Exchange Delisting. The Merger Agreement provides that Tower and Parent will cause the Surviving Corporation to take all actions necessary to cause the delisting of Tower and of the Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Fees and Expenses. Except as otherwise explicitly provided in the Merger Agreement, whether or not the transactions are consummated, all fees and expenses incurred by any party to the Merger Agreement in connection with the Merger Agreement and the transactions will be paid by the party incurring those expenses.

Financing. The Merger Agreement provides that Parent and the Offeror will use commercially reasonable efforts to obtain the Financing on the terms and subject to the conditions set forth in the Debt Commitment Letters and Equity Commitment Letter (each as defined below in Section 12—“Sources and Amount of Funds” and together, the “Commitment Letters”), including using commercially reasonable efforts to negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”) and definitive equity financing agreements on the terms and conditions contemplated by the Equity Commitment Letter (the “Definitive Equity Financing Agreements” and together with the Definitive Debt Financing Agreements, the “Definitive Financing Agreements”).

Parent has agreed to keep Tower reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent has agreed to give Tower prompt written notice after the occurrence of any of the following: (A) any material breach or material default by any party to the Commitment Letters or definitive agreements related to the Financing of which Parent becomes aware; (B) the receipt by Parent or the Offeror of any written notice or written communication from the Equity Investor or any debt financing source with respect to any breach, default, termination or repudiation by any party to a Commitment Letter or any definitive agreements related to the Financing of any provisions of any Commitment Letter or such definitive agreements; (C) if for any reason, Parent or the Offeror at any time believes it will not be able to obtain all or any portion of the Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (D) any fact, change, event or circumstance that would prevent or materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter.

In the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied and Parent is required to consummate the Closing, Parent will use its commercially reasonable efforts to cause each debt financing source and will cause the Equity Investor to fund its respective committed portion of the Financing required to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses on the Closing Date. Prior to the Closing, Parent and the Offeror will not agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights, provisions or remedies under, the Commitment Letters or Definitive Financing Agreements without Tower’s prior written consent. However, Parent and the Offeror may, without Tower’s prior written consent, (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, reduce the aggregate amount of the Debt Financing below an amount, together with the Equity Financing and any available cash of Tower and its subsidiaries, required to pay the Merger Amounts (as defined below), or prevent, materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter; and (ii) amend, replace, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date of the Merger Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter. These changes may only be made to the extent doing so would not (x) impose new or additional conditions or expand, amend or modify any existing condition to the receipt and availability of the Debt Financing in a manner that would reasonably be expected to prevent or materially delay or impede the ability of Parent to consummate the Closing or (y) adversely impact the ability of Parent or the Offeror to enforce its rights against the Debt Financing Sources under the Debt Commitment Letter.

“Merger Amounts” means funds sufficient to consummate the Offer and the Merger and to make all payments required to be made in connection therewith, including the payment of the aggregate amount required to be paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer, the payment of the aggregate Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any debt under the Tower credit facilities required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger (including all indebtedness of Tower and its subsidiaries under the Tower credit facilities required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to the Merger Agreement and all associated costs and expenses of the Offer and the Merger.

If any portion of the Debt Financing becomes unavailable, or any of the Debt Commitment Letter or Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, Parent will promptly notify Tower in writing and Parent and the Offeror will use their commercially reasonable efforts to arrange and obtain in replacement thereof alternative financing in an amount sufficient to fund the Merger Amount on terms and conditions not less favorable to Parent and the Offeror (or their respective affiliates) than the terms and conditions set forth in the Debt Commitment Letter or Definitive Debt Financing Agreements (the “Alternative Financing”). Parent will deliver to Tower true and complete copies of the alternative debt commitment letters (including redacted fee letters) pursuant to which any such alternative source has committed to provide any portion of the Debt Financing.

Prior to the Closing Date, Tower will use its commercially reasonable efforts to cooperate on a timely basis (taking into account the expected timing of the completion of the Marketing Period (as described below) for the debt financing in accordance with the Merger Agreement), as is reasonably requested by Parent and the Debt Financing Sources, to assist Parent in obtaining the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using commercially reasonable efforts to, as promptly as reasonably practicable (A) furnish Parent and the Debt Financing Sources with all necessary financial statements, financial data, audit reports and other information (the “Required Information”) and (B) inform Parent of any facts that would likely require the restatement of such financial statements for such financial statements to comply with GAAP of which Tower has knowledge.

The “Marketing Period” is the period of 25 days beginning no earlier than September 3, 2019 and coterminous with the Offer, except that such 25 day period will restart at a date after September 3, 2019 if certain Offer Conditions cease to be satisfied, if Parent has not been supplied with certain financial information related to Tower or that information is not Compliant or if Tower’s auditors have withdrawn certain audit opinions or Tower determines that it must restate certain historical financial information. If Tower financial information is “Compliant”, that information does not contain any untrue statement of a material fact regarding Tower or omit to state any material fact regarding Tower, in each case, necessary to make that information not materially misleading under the circumstances under which such statements are made.

Neither Tower nor any of its subsidiaries will be required to take any action under any certificate, agreement, arrangement, document or instrument (other than with respect to customary authorization letters) that is not contingent upon the occurrence of the Closing or that would be effective prior to the Effective Time.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Tower Board of Directors (the “Compensation Committee”), to the extent required, will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Tower to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Transaction Litigation. The Merger Agreement provides that each party thereto will, within two business days, notify the other parties in writing of any proceedings brought or threatened in writing by any stockholder of Tower or any other person against it, its affiliates or its or their respective directors or executive officers or other representatives relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and will keep the other parties informed on a reasonably current basis with respect to the status thereof. Each party has agreed to give the other parties the opportunity to participate in (but not control) the defense or settlement of any proceeding against it, its affiliates or its or their respective directors or officers or other representatives relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and give due consideration to such other parties’ advice with respect to such proceeding. Tower will not settle or agree to settle any such proceeding without Parent’s prior written consent (which may not be unreasonably withheld, delayed or conditioned). Without Parent’s prior written consent, Tower will not (i) waive any provision of Tower’s organizational documents providing for the Court of Chancery of the State of Delaware as the exclusive forum for any such proceeding or (ii) consent to the selection of an alternative forum other than the Court of Chancery of the State of Delaware for any such proceeding.

Conditions to the Consummation of the Merger.

Pursuant to the Merger Agreement, the respective obligations of Tower, Parent and the Offeror to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable law) of each of the following conditions at or prior to the Effective Time:

•	no law or order having been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restrains or enjoins the consummation of the Merger; and

•	the Offeror having irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination. The Merger Agreement provides that it may be terminated, and it and the Merger may be abandoned at any time prior to the Effective Time as follows:

A.	by mutual written consent of Tower and Parent;

B.	by either Tower or Parent:

1.

if the Offer Acceptance Time has not occurred on or before 5:00 P.M. Eastern Time on the End Date; provided, that this right to terminate will not be available to a party if the failure of the Offer Acceptance Time to occur by the End Date was primarily caused by the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the Merger Agreement that would cause the applicable Offer Condition not to be satisfied; or

2.

if any governmental entity having competent jurisdiction issues a final, non-appealable order or taken any other action, which permanently restrains, enjoins or otherwise prohibits the consummation of the Offer or Merger; provided, that the party seeking to so terminate the Merger Agreement must have complied in all material respects with its obligations under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition.

C.	by Tower:

1.

if Parent or the Offeror breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) such breach or failure by its nature cannot be cured or has not been cured by Parent or the Offeror, as applicable, by the earlier of (A) at least 30 days following the date of delivery of written notice thereof to Parent and (B) by the End Date; provided, that Tower is not then in material breach of its covenants or agreements contained in the Merger Agreement;

2.

prior to the Offer Acceptance Time, if the Tower Board of Directors determines to accept a Superior Proposal and enter into an Alternative Acquisition Agreement; provided, that such termination will not be effective unless Tower (x) pays the Company Termination Fee (as defined below) to Parent prior to or concurrently with such termination and (y) promptly enters into such Alternative Acquisition Agreement; or

3.

if: (i) the Marketing Period has ended; (ii) all of the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their terms are to be satisfied at the Expiration Time, but subject to the fulfillment or waiver of those Offer Conditions at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof other than any extension by Parent where the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Acceptance Time or the Closing)); (iii) Parent and the Offeror have failed to consummate the Offer by the date that the Offer Acceptance Time is required to have occurred; (iv) Tower has irrevocably confirmed in writing to Parent that Tower is ready, willing and able to effect the Offer and the Closing and the other transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement; and (v) Parent and the Offeror fail to consummate the Offer within three business days after delivery of Tower’s irrevocable written confirmation; provided, that the Offer Conditions remain satisfied or waived and Tower remains ready, willing and able to consummate the Offer and the Closing during such three business day period.

D.	by Parent:

1.

if Tower breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that the Offer Conditions relating to the accuracy of representations and warranties or the compliance with covenants, as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or such breach would not have been cured within the earlier of (x) at least 30 days following the date of delivery of written notice thereof to Tower and (y) by the End Date; provided, that neither Parent nor the Offeror are then in material breach of their respective covenants or agreements contained in the Merger Agreement; or

2.

prior to the Offer Acceptance Time, if the Tower Board of Directors (or any duly authorized committee thereof) makes an Adverse Recommendation Change or recommends to the stockholders of Tower an Acquisition Proposal other than the Merger or if Tower commits a willful breach of any of its obligations under the non-solicitation provisions of the Merger Agreement.

Effect of Termination. In the event of a valid termination of the Merger Agreement, the Merger Agreement will become null and void without liability of any party, except that the provisions regarding payment of a termination fee, as applicable, payment of termination expenses incurred by Parent, the expense reimbursement and indemnification obligations in connection with the Financing, and confidentiality, among others, will survive any termination of the Merger Agreement. In addition, subject to the terms and conditions of the Merger Agreement (including as described below in “Fees and Expenses Following Termination”), no termination will relieve any party to the Merger Agreement of any liability for damages to another party resulting from such party’s fraud or willful and intentional breach prior to such termination.

Fees and Expenses Following Termination. Under the Merger Agreement, Tower has agreed, under certain circumstances, to pay to Parent a termination fee, the amount of which is determined by the circumstances under which the Merger Agreement is terminated (the “Company Termination Fee”). If the Merger Agreement is terminated prior to the Cut-Off Time by Tower, as described in paragraph C.2 of the Termination section above, or by Parent, as described in paragraph D.2 of the Termination section above, in either case in connection with an Acquisition Proposal that is submitted (i) prior to the Solicitation Period End Time (other than by a Person or group that made, or engaged in any substantive discussions with Tower or its representatives regarding, an Acquisition Proposal within the 12-month period prior to the date of the Merger Agreement) or (ii) by an Excluded Party, the Company Termination Fee will equal $13,235,000. Tower is required to pay Parent a Company Termination Fee equal to $19,850,000 in the event that:

•

the Merger Agreement is validly terminated by Parent as described in paragraph D.2 of the Termination section above (other than in the circumstances delineated above in which the Company Termination Fee will equal $13,235,000);

•

the Merger Agreement is validly terminated by Tower as described in paragraph C.2 of the Termination section above (other than in the circumstances delineated above in which the Company Termination Fee will equal $13,235,000); or

•

if (i) the Merger Agreement is validly terminated by Parent or Tower as described in paragraph B.1 of the Termination section above or (ii) by Parent as described in D.1 of the Termination section above and (A) following the date of the Merger Agreement and prior to such termination, a bona fide

Acquisition Proposal is made to the Tower Board of Directors or publicly made directly to Tower’s stockholders generally or otherwise becomes publicly known (and, in each such case, such Acquisition Proposal has not been publicly withdrawn prior to the time of termination) and (B) within 12 months after such termination, Tower enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal which is ultimately consummated or consummates an Acquisition Proposal (which need not be the same Acquisition Proposal that was made, announced or publicly known prior to the termination hereof). For the purposes of this bullet, all references to “20%” in the definition of Acquisition Proposal will be deemed references to “50%.” Any Parent Expenses (as defined below) paid by the Company to Parent pursuant to the following paragraph will be credited against, and will thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Parent pursuant to this bullet.

In the event that the Merger Agreement is validly terminated by Parent as described in D.1 of the Termination section above, then the Company shall pay to Parent an amount equal to that required to reimburse Parent, the Offeror and their respective affiliates for all out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to $5,000,000 (the “Parent Expenses”).

“Excluded Party” means any person from which Tower receives, after the execution of the Merger Agreement and at or prior to the Solicitation Period End Time, a bona fide written Acquisition Proposal that remains pending as of the earlier of the Solicitation Period End Time and the valid termination of the Merger Agreement; provided, that: (1) the Tower Board of Directors determines in good faith (after consultation with Tower’s financial advisors and outside legal counsel), not later than the Solicitation Period End Time, that such Acquisition Proposal constitutes a Superior Proposal or that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal; (2) Tower provides written notice to Parent of such determination, including the identity of the applicable Excluded Party, no later than 24 hours after the Solicitation Period End Time; and (3) such person did not make, or engage in any substantive discussions with Tower or its representatives regarding, an Acquisition Proposal within the 12-month period prior to the date of the Merger Agreement. A person will cease to be an Excluded Party upon the earlier of (i) the withdrawal, termination, expiration or abandonment of such Acquisition Proposal and (ii) the Cut-Off Time.

Under the Merger Agreement, Parent has agreed to pay to Tower a termination fee equal to $46,320,000 (the “Parent Termination Fee”) within two business days after termination in the event that:

•	the Merger Agreement is validly terminated by Tower as described in paragraph C.1 of the Termination section above;

•

the Merger Agreement is validly terminated by Tower as described in paragraph B.1 above, if Tower would then be entitled to terminate the Merger Agreement pursuant to paragraph C.1 or paragraph C.3 of the Termination section above; or

•	the Merger Agreement is validly terminated by Tower pursuant to paragraph C.3 of the Termination section above.

In no event will Tower be required to pay the Company Termination Fee on more than one occasion or will Parent be required to pay the Parent Termination Fee on more than one occasion. Accordingly, if (x) Tower fails to timely pay any termination fee and Parent commences a proceeding to obtain such payment that results in a judgment against Tower, then Tower will pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) up to $500,000 (the “Expense Cap”) or (y) Parent fails to timely pay any termination fees and Tower commences a proceeding to obtain such payment that results in a judgment against Parent, then Parent will pay Tower its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) up to the Expense Cap. In addition, in each case of the foregoing clauses (x) and (y), the paying party will also pay interest on the original amount due from the date such payment was required to be made until the date of payment at the annual rate of two percent plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

The maximum aggregate liability, together with any payment of the Parent Termination Fee and any other payment in connection with the Merger Agreement or otherwise, of Parent and its related parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (i) under the Merger Agreement, the Confidentiality Agreement, the Commitment Letters, any other document contemplated by any of the foregoing or any document or instrument delivered in connection therewith, (ii) in connection with the failure of the Offer, the Merger (including the Financing) or the other transactions contemplated by the Merger Agreement to be consummated or (iii) in respect of any representation or warranty made or alleged to have been made in connection with the Merger Agreement or any documents executed in connection with the Merger Agreement or the transactions contemplated thereby, will not exceed under any circumstances an amount equal to (x) the Parent Termination Fee, if any, due and owing to Tower, plus (y) the amounts, if any, due for costs and expenses (but under the Expense Cap), if any, plus (z) the amounts, if any, due and owing pursuant to Parent’s indemnification obligations in connection with the Financing (collectively, the “Maximum Liability Amount”). In addition, Tower has agreed that Tower, its affiliates and its representatives will not seek to recover from related parties of Parent, or compel payment by any of Parent’s related parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Maximum Liability Amount.

Amendment. The Merger Agreement may be amended or supplemented prior to the Effective Time, if, and only if, such amendment is in writing and signed by Tower, Parent and the Offeror.

Specific Performance. Under the Merger Agreement, the parties to the Merger Agreement are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Notwithstanding the foregoing, Tower is entitled to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing (as defined below) to be funded (whether under the Merger Agreement or the Equity Commitment Letter), to fund the Offer Price and the Merger Consideration or otherwise cause Parent or the Offeror to take action to consummate the Offer or the Merger or the other transactions contemplated thereby (including the obligation to pay all or any portion of the Offer Price or the Merger Consideration) only if:

•	the Marketing Period has ended;

•

with respect to the Offer and the payment of the Offer Price and the Equity Financing related thereto, all of the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their terms are to be satisfied at the Expiration Time, but subject to the fulfillment or waiver of those Offer Conditions at the Expiration Time);

•

with respect to the Merger and the payment of the Merger Consideration and the Equity Financing related thereto, all of the conditions to each party’s obligations to effect the Merger have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing);

•

the Debt Financing has been (or will concurrently be) received by Parent in full in accordance with the terms thereof, or the Debt Financing Sources have irrevocably confirmed in writing to the parties thereto that the Debt Financing will be funded in full at or before the Offer Acceptance Time if the Equity Financing is funded at or before the Offer Acceptance Time (provided, that Parent and the Offeror will not be required to draw down the Equity Commitment Letter or consummate the Offer or the Closing if the Debt Financing is not in fact funded at or before the Offer Acceptance Time);

•	Parent and the Offeror have failed to consummate the Offer by the date the Offer Acceptance Time is required to have occurred;

•	Tower has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (and Tower has not revoked, withdrawn, modified or conditioned such confirmation) and (B) Tower is ready, willing and able to effect the Closing and the other transactions contemplated hereby in accordance with the terms of the Merger Agreement; and

•

Parent and the Offeror fail to complete the Closing within three business days after delivery of Tower’s irrevocable written confirmation; provided, that Tower remains ready, willing and able to consummate the Closing during such three business day period.

Confidentiality Agreement

On September 19, 2018, Tower and an affiliate of Parent entered into a customary confidentiality agreement (as extended by amendment dated January 31, 2019, the “Confidentiality Agreement”) in connection with a potential transaction involving Tower. Under the terms of the Confidentiality Agreement, such affiliate and Tower agreed that, subject to certain exceptions, such affiliate and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) confidential and would not (except as required by law but in compliance with the Confidentiality Agreement or with Tower’s prior written consent) disclose any confidential information in any manner whatsoever, and would not use any confidential information other than in connection with evaluating, negotiating or consummating a potential transaction with Tower.

The Confidentiality Agreement includes a customary standstill provision for the benefit of Tower that expires on July 31, 2020, but which does not restrict such affiliate from making any proposal directly to the Tower Board or a Contact Person (as defined in the Confidentiality Agreement) on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement or such proposal.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibits (d)(3) and (d)(4) to the Schedule TO and which is incorporated herein by reference.

Clean Team Confidentiality Agreement

On May 31, 2019, Tower and an affiliate of Parent entered into a Clean Team Confidentiality Agreement (the “Clean Team Confidentiality Agreement”), under which Tower granted certain permitted representatives of such affiliate access to competitively sensitive information on a range of financial, management and operational issues related to the business of Tower. Under the terms of the Clean Team Confidentiality Agreement, such affiliate agreed to use the information only in connection with evaluating, negotiating and consummating a potential transaction between such affiliate and Tower. The Clean Team Confidentiality Agreement was terminated on July 12, 2019, pursuant to a separate letter agreement (the “Clean Team Termination Agreement”) between such affiliate and Tower.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Clean Team Confidentiality Agreement and the Clean Team Termination Agreement, copies of which have been filed as Exhibits (d)(4) and (d)(5), respectively, to the Schedule TO and which are incorporated herein by reference.

Exclusivity Agreement

On July 6, 2019, at Parent’s request, Tower and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which Tower agreed to provide Parent with an opportunity to complete confirmatory due diligence and to complete the negotiation of the Merger Agreement on an exclusive basis during the period from July 6, 2019 through, unless extended, July 15, 2019, provided that the price per share to be paid under the

Merger Agreement was not reduced below $31.00 per share. During the applicable exclusivity period, Tower and its representatives could not, directly or indirectly (other than with Parent and its representatives), (a) solicit, initiate or knowingly take any action that would reasonably be expected to lead to a proposal for any Alternative Transaction (as defined in the Exclusivity Agreement); (b) enter into or participate in any discussions or negotiations regarding an Alternative Transaction with any person or entity; (c) furnish any confidential information relating to Tower or any of its subsidiaries, or any of their respective assets or businesses, or provide access to any non-public information as to the assets, business, books or records of Tower or any of its subsidiaries to any person or entity or enter into any confidentiality or non-disclosure undertaking, in each case for the purpose of assisting with or facilitating an Alternative Transaction; or (d) approve or enter into a definitive agreement or other types of comparable agreements relating to an Alternative Transaction. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which has been filed as Exhibit (d)(7) to the Schedule TO and which is incorporated herein by reference.

12. Sources and Amount of Funds

The total amount of funds required by the Offeror and Parent to consummate the Offer, to provide funding for the Merger and to pay off certain existing indebtedness of Tower at the Effective Time is approximately $765 million, plus related fees and expenses. Offeror and Parent expect to fund such cash requirements from Parent’s cash on hand and the contemplated proceeds from:

•

debt commitment letter, dated July 12, 2019 that Autokiniton US Intermediate, Inc., a Delaware corporation and the direct parent of Parent (“Holdco”), has received in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), which provides for a commitment from certain lenders to provide Holdco with senior secured credit facilities in an aggregate principal amount of $525 million, comprised of (a) a Senior Secured Incremental Term Facility in an aggregate principal amount of $400 million (the “Senior Secured Incremental Term Facility”) and (b) a Senior Secured Incremental Asset-Based Revolving Facility in an aggregate principal amount of $125 million (the “Senior Secured Incremental Revolving Facility” and, together with the Senior Secured Term Facility, the “Debt Financing”);

•

an equity investment contemplated pursuant to an equity commitment letter, dated July 12, 2019, that Parent has entered into with certain affiliates of KPS IV in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”), which provides for $267 million in aggregate of equity financing; and

•	Tower’s available cash following the Merger.

Funding of the debt facilities and the equity financing is subject to the satisfaction of various customary conditions, as described below.

The Offeror does not believe that its financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) the Offeror was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger, (b) the Offer is being made for all of the issued and outstanding Shares solely for cash, (c) the Offer is not subject to any financing condition, (d) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, the Offeror has agreed to acquire all remaining Shares (other than each Share (i) held in treasury by Tower, (ii) owned, directly or indirectly, by Tower, Parent, the Offeror (including any Shares acquired in the Offer) or any of their respective subsidiaries and (iii) held by any stockholder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL) for cash at the same price per share as the Offer Price in the Merger, and (e) the Offeror has financial resources, including committed debt and equity financing, sufficient to finance the Transactions.

Debt Financing

Holdco has received the Debt Commitment Letter from prospective arrangers and lenders (the “Lender Parties”) to provide, subject to the satisfaction or waiver by the Lender Parties of the conditions set forth in such letter, to Holdco, $525 million in aggregate principal amount of Senior Secured Incremental Facilities, comprised of the Senior Secured Incremental Term Facility and the Senior Secured Incremental Revolving Facility for the purpose of financing the Offer and the Merger, paying off certain of Tower’s existing indebtedness and paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated in the Merger Agreement.

In the event that (a) the closing date of the Merger (the “Closing Date”) does not occur on or before the End Date, (b) the Merger Agreement is terminated in accordance with its terms without the consummation of the Merger having occurred, (c) the Merger is consummated without the use of the Debt Financing or (d) Holdco or any of its subsidiaries enters into any commitment or engagement letter in respect of any debt financing or any written agreement in respect of any merger, acquisition or similar investment without the consent of the lead arrangers of the Debt Financing, then the Debt Commitment Letters and the commitment of the Lender Parties with respect to the Debt Financing will automatically terminate, unless the Lender Parties, in their discretion, agree to an extension.

The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase. Each of Parent and the Offeror has agreed to use its commercially reasonable efforts to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Parent and the Offeror will use their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to fund the amounts needed to effect the transactions contemplated by the Merger Agreement with terms and conditions not less favorable to Parent and the Offeror (or their respective affiliates) than the terms and conditions set forth in the Debt Commitment Letter.

Although the Debt Financing is not subject to a due diligence or “market out” condition, such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. Availability of financing is not a condition to the Offer.

Conditions Precedent to the Debt Commitments. The availability of the Debt Financing is subject to, among other things:

•

consummation of the Offer and the Merger in accordance with the Merger Agreement (without giving effect to any amendment, modification, waiver, consent or other modification by Holdco that is materially adverse to the interests of the Lender Parties (in their capacities as such) under such facilities, other than with the consent of the lead arrangers thereof);

•	since the date of the Merger Agreement there has been no Material Adverse Effect (as defined therein);

•	delivery of certain historical and pro forma financial information about Tower and its subsidiaries, which has been delivered to the Lender Parties;

•

a period of not less than 15 consecutive business days prior to the closing, commencing upon the delivery of certain historical and pro forma financial information about Parent and its subsidiaries and Tower and its subsidiaries;

•	on the date of the consummation of the Merger, after giving effect to the Transactions and the Debt Financing, the Tower Credit Facilities shall have been repaid in full;

•	payment of fees and expenses required by the Debt Commitment Letter; and

•	execution and delivery of definitive documentation.

The Debt Financing will be comprised of (a) the Senior Secured Incremental Term Facility and (b) the Senior Secured Incremental Revolving Facility. Parent intends to repay amounts due under the Senior Secured Incremental Facilities in the ordinary course of its business from time to time as it deems appropriate.

The Senior Secured Incremental Facilities are expected to be comprised of (a) the Senior Secured Incremental Term Facility with a maturity date of May 22, 2025 and (b) the Senior Secured Incremental Revolving Facility with a maturity date of May 22, 2023. Goldman Sachs Bank USA (“GS Bank”), BofA Securities, Inc. (“BofA Securities”), RBC Capital Markets (“RBCCM”), KKR Capital Markets LLC (“KCM”), Barclays Bank PLC (“Barclays”) and any additional bookrunners and lead arrangers appointed pursuant to the terms of the Debt Commitment Letter, if any, will act as joint bookrunners and joint lead arrangers for the Senior Secured Incremental Facilities.

Interest Rate. Loans under the Senior Secured Incremental Facilities are expected to bear interest, at Parent’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread.

Guarantors. All obligations of Parent under the Senior Secured Incremental Facilities and, at the option of Parent, under hedging agreements and cash management arrangements will be guaranteed by each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of Parent that will remain subsidiaries of Parent following the consummation of the Merger and certain related transactions (subject to customary exceptions) and, in the case of the Senior Secured Incremental Facilities, Holdco.

Security. The obligations of Parent and the guarantors under the Senior Secured Incremental Facilities and under any hedging agreements and cash management arrangements entered into with a Lender Party or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis, by a perfected security interest in (a) subject to customary exceptions, substantially all of the material owned assets of Parent and each subsidiary guarantor, in each case, whether owned on the Closing Date or thereafter acquired and (b) in the case of the Senior Secured Incremental Facilities, all of the equity interests of Parent directly held by Holdco.

Other Terms. The Senior Secured Incremental Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Senior Secured Incremental Facilities will also include customary events of default including a change of control to be defined.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Debt Commitment Letter, which has been filed as Exhibit (b)(1) to Schedule TO and which is incorporated herein by reference.

Equity Financing

Parent has received the Equity Commitment Letter, pursuant to which certain affiliated funds for which KPS IV acts as General Partner (the “Equity Investors”) committed, severally, and not jointly, subject to the terms and conditions thereof, to provide Parent with equity financing (“Equity Financing” and together with the Debt Financing, the “Financing”) in an amount up to its pro rata share of $267 million in the aggregate (the “Aggregate Commitment”) solely for the purpose of enabling Parent to fund, as required, amounts payable at closing of the transactions contemplated by the Merger Agreement (including the payment of a portion of the Merger Consideration and/or the Offer Price (the “Equity Commitment”).

The Equity Investors’ funding obligations under the Equity Commitment Letter are subject to:

•

with respect to the Offer, all of the conditions to the Offer having been and continuing to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied);

•

with respect to the Merger, certain conditions in the Merger Agreement having been and continuing to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing);

•	the Debt Financing (or any Alternative Financing) having been funded; and

•

written confirmation from Tower that (a) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Offer will be consummated substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (and Tower has not revoked, withdrawn, modified or conditioned such confirmation) and (b) Tower is ready, willing and able to effect the Closing and the other transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement.

The funding obligations under the Equity Commitment Letter with respect to the Equity Commitment will terminate automatically and immediately upon the earliest to occur of:

•	the consummation of the Closing;

•	the valid termination of the Merger Agreement in accordance with its terms; or

•

the commencement by Tower or any of its Affiliates or stockholders of any lawsuit asserting a claim against an Equity Investor, Parent, Offeror or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, stockholder or (other than the Parent or the Offeror) affiliate or agent of any of the foregoing (each, a “Non-Recourse Party”) under or based upon the Merger Agreement or the Equity Commitment Letter, other than Tower seeking specific performance to cause funding of the Equity Commitment in accordance with the terms of the Equity Commitment Letter and of the Parent’s obligations to consummate the Offer or the Closing under the Merger Agreement, in each case, in accordance with, and subject to the terms and conditions of, the Merger Agreement and the Equity Commitment Letter.

The Equity Commitment Letter may be relied upon only by Parent but Tower is a third party beneficiary only for the purposes of (a) seeking specific performance to cause the Equity Commitment to be funded in accordance with the terms of the Equity Commitment Letter and to cause the Offer to be consummated and the Closing to occur, in each case, in accordance with, and subject to the terms and conditions of, the Merger Agreement and the Equity Commitment Letter and (b) enforcing its rights to consent to the matters expressly set forth in the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

13. Conditions of the Offer

Capitalized terms used in this Section 13—“Conditions of the Offer” but not defined in this Offer to Purchase have the respective meanings given to them in the Merger Agreement.

In addition to any extension or amendment with respect to the Offer pursuant to the provisions of the Merger Agreement and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Offeror will not be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the Expiration Time:

•

Minimum Condition. The number of Shares validly tendered and not properly withdrawn prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Offeror and its affiliates, do not represent at least one Share more than 50% of the then outstanding Shares.

•

No Restraints. A law (as defined in the Merger Agreement, including orders or injunctions) has been enacted, entered, promulgated or enforced by a governmental entity that prohibits, restrains or enjoins the consummation of the Offer or the Merger.

•

Governmental Consents. Any applicable waiting period (and any extension) under the HSR Act and any other applicable antitrust laws has not expired or been terminated. At 11:59 P.M. on August 9, 2019, the waiting period under the HSR Act expired and, accordingly, this condition has been satisfied.

•	Accuracy of Representations and Warranties. Tower’s representations and warranties under the Merger Agreement set forth in:

•	Section 3.10(c) (Absence of Certain Changes or Events) are not true and correct in all respects as of the date specified therein;

•

Section 3.2(a) and Section 3.2(b) (Capital Stock and Indebtedness) are not true and correct in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except in each case for such representations and warranties that relate to a specific date or time and except for such failures that would not reasonably be expected to cause more than a de minimis increase in the aggregate amounts payable by the Offeror or Parent in the Transactions);

•

Section 3.1(a) (Organization), Section 3.2(c), Section 3.2(d) and Section 3.2(e) (Capital Stock and Indebtedness), Section 3.3(a) (Corporate Authority Relative to the Merger Agreement), Section 3.17 (Opinion) and Section 3.18 (Finders or Brokers) (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Material Adverse Effect” are not true and correct in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except in each case for representations and warranties in the Fundamental Representations that relate to a specific date or time), and all of the Fundamental Representations to the extent not qualified by materiality or “Material Adverse Effect” are not true and correct in all material respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except for representations and warranties in the Fundamental Representations that relate to a specific date or time); and

•

Article III (other than in Section 3.2(a), Section 3.2(b) and Section 3.10(c) and the Fundamental Representations) (without giving effect to any materiality or “Material Adverse Effect” qualifications in such provisions) are not true and correct as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except for such representations and warranties that relate to a specific date or time) except for such failures to be true and correct as have not had a Material Adverse Effect.

•

Compliance with Covenants. Tower has not performed and complied in all material respects with each of its covenants required by the Merger Agreement to be performed or complied with by it prior to the Offer Acceptance Time.

•	Material Adverse Effect. Since the date of the Merger Agreement, a Material Adverse Effect has occurred.

•

Officer’s Certificate. Parent has not received a certificate of Tower’s Chief Executive Officer or other senior executive officer, dated as of the closing date of the Merger, certifying the conditions set forth in Accuracy of Representations and Warranties, Compliance with Covenants and Material Adverse Effect above have been satisfied.

•

Payoff Letters. Tower has not delivered to Parent payoff letters duly executed by the applicable agent to Tower’s credit facilities pursuant to which such agent agrees that upon payment of the payoff amount specified in such payoff letters: (i) all obligations of each credit party arising under or related to the Tower’s credit facilities are paid in full; (ii) all related liens are released; and (iii) all pledged collateral securing the outstanding obligations under Tower’s credit facilities are returned, and Tower has not provided sufficient notice (as provided in the underlying agreements to Tower’s credit facilities) to the applicable agent prior to paying the Payoff Amount.

•	No Termination of the Merger Agreement. The Merger Agreement has been terminated in accordance with its terms.

•	Marketing Period. The Marketing Period has not been completed.

The conditions to the Offer are for the sole benefit of the Offeror and Parent and, other than the Minimum Condition, may be waived by the Offeror and Parent in whole or in part at any time in their respective sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law. The failure by the Offeror and Parent to exercise any of these rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Dividends and Distributions

Under the terms of the Merger Agreement, between the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Tower is not permitted, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), to make, declare, set aside or pay any dividend, or make any other distribution on, redeem, purchase or otherwise acquire any shares of its capital stock or any other securities or obligations convertible into or exchangeable for any shares of its capital stock other than (i) any such transactions solely among Tower and its wholly owned subsidiaries or among Tower’s wholly owned subsidiaries, (ii) the acceptance of Shares as payment for the exercise price of Company Options outstanding as of July 12, 2019, (iii) the acceptance of Shares, or withholding of Shares otherwise deliverable, to satisfy withholding taxes incurred in connection with the exercise, vesting and/or settlement of Company Options or Company RSUs outstanding as of July 12, 2019 or (iv) purchases, redemptions, or other acquisitions of any shares of its capital stock or any other securities required by the terms of certain Tower benefit plans. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents—The Merger Agreement—Covenants.”

15. Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and the Offeror’s review of publicly available filings by Tower with the SEC and other information regarding Tower, Parent and the Offeror are not aware of any licenses or other regulatory permits which appear to be material to the business of Tower and which might be adversely affected by the acquisition of Shares by the Offeror or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Offeror, or Parent pursuant to the Offer. In addition, except as set forth below, Parent and the Offeror are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and the Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and the Offeror currently expect that such approval or action, except as described below under “—State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents—The Merger Agreement and Section 13—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The ultimate parent entity of Parent and Tower each filed a Premerger

Notification and Report Form on July 25, 2019. At 11:59 P.M. on August 9, 2019, the waiting period under the HSR Act expired and, accordingly, this condition has been satisfied.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as the Offeror’s proposed acquisition of Tower. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Offeror, Tower, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

State Takeover Laws.

Tower is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Pursuant to the terms of its certificate of incorporation, Tower is not subject to Section 203.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Tower conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, Parent and the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the parties to the Merger Agreement may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—“Conditions of the Offer.”

16. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated pursuant to Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with or satisfy, as applicable, all legal requirements under Section 262 of the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same as, more or less than the price that the Offeror is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which the Offeror irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is August 15, 2019), deliver to Tower at the address indicated in the Schedule 14D-9, a demand in writing for appraisal of such Shares, which demand must reasonably inform Tower of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender such Shares in the Offer or otherwise vote in favor of the Merger or consent to it in writing; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of Tower’s stockholders under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

You will not be entitled to appraisal rights unless the Merger is completed. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17. Fees and Expenses

Except as explicitly provided otherwise in the Merger Agreement, whether or not the Transactions are consummated, all expenses in connection with the Transactions will be paid by the party incurring those expenses.

In addition, the Offeror has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Parent will be responsible for the compensation and reimbursement for out-of-pocket expenses of the Depositary and Paying Agent.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will upon request be reimbursed by the Offeror, upon request, for customary mailing and handling expenses incurred by them in forwarding the offering material to their clients.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Offeror and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Tower—Additional Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Offeror, Tower or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Tiger Merger Sub, Inc.

August 15, 2019

Schedule A

Directors and Executive Officers of

The Offeror, Parent and Certain Related Persons

1. The Offeror

The Offeror, a Delaware corporation, was incorporated on June 25, 2019, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The Offeror is a direct, wholly-owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of the Offeror is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.

Directors and Executive Officers of the Offeror

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Offeror are set forth below. The principal office address of each such director and executive officer is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
George Thanopoulos Director and President	George Thanopoulos serves as Chief Executive Officer at AGG and as Executive Chairman at L&W, Inc., a subsidiary of Parent. From April 2017 to April 2018, Mr. Thanopoulos served as a director at American Axle & Manufacturing Holdings, Inc. (“AMM”). Prior to joining AMM, he served as director and Chief Executive Officer at Metaldyne Performance Group, Inc. from April 2014 to April 2017.

Scott L. Jones Director and Secretary	Scott L. Jones serves as President of L&W, Inc. Mr. Jones previously served as General Manager and Vice President of Operations prior to his appointment as President in 1997.

2. Parent

Parent, a Delaware corporation, was incorporated on April 13, 2018 and is an indirect subsidiary of AGG. AGG supplies metal-formed components and complex assemblies to the automotive industry and manufactures body structures, interiors, closures, thermal management components, and chassis components. The principal office address of Parent is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The principal office address of each such director and executive officer is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
George Thanopoulos Director and President	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A

Scott L. Jones Director and Secretary	See respective information under “Directors and Executive Officers of the Offeror” in Section 1 of this Schedule A

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3. KPS IV

The principal business activity of KPS IV, a Cayman Islands exempted company, is to act as General Partner to certain private equity funds affiliated with KPS Capital Partners, LP (“KPS Capital Partners”) that generally invest in manufacturing and industrial companies across a diverse array of industries, including basic materials, branded consumer, healthcare and luxury products, automotive parts, capital equipment and general manufacturing. KPS IV is the sole shareholder of Autokiniton Cayman Holdings GP Ltd., a Cayman Islands exempted company that serves as the general partner of Autokiniton Global Group (Alberta) LP, which is an Alberta limited partnership that is the indirect parent of Offeror and Parent. The principal office address of KPS IV is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.

Directors and Executive Officers of KPS IV

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of KPS IV are set forth below. The principal office address of each such director and executive officer is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100. All directors and executive officers listed below are citizens of the United States other than Ryan Baker who is a citizen of Canada.

Name and Position	Present Principal Occupation or Employment and Employment History
Ryan Baker Vice President	Ryan Baker is a partner of KPS Capital Partners. Within the past five years, Mr. Baker has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

Jay Bernstein Vice President	Jay Bernstein is a partner of KPS Capital Partners. Within the past five years, Mr. Bernstein has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

Raquel V. Palmer Director	Raquel V. Palmer is a managing partner of KPS Capital Partners. Within the past five years, Ms. Palmer has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

Michael G. Psaros Director	Michael G. Psaros is a co-founder and managing partner of KPS Capital Partners. Within the past five years, Mr. Psaros has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

David P. Shapiro Director	David P. Shapiro is a co-founder and managing partner of KPS Capital Partners. Within the past five years, Mr. Shapiro has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

Kyle Mumford Vice President	Kyle Mumford is a partner of KPS Capital Partners. Within the past five years, Mr. Mumford has worked solely for, and on behalf of KPS Capital Partners and affiliated funds.

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The Depositary and Paying Agent for the Offer is:

If delivering via USPS:	If delivering via UPS, Fedex or Courier:

Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1342 Brentwood, NY 11717-0693	Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions: (855) 793-5068

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833